Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-47880


                                   PROSPECTUS

                                48,800,000 SHARES
                                  COMMON STOCK

                                IVOICE.COM, INC.


      The stockholders named on page 24 are offering to sell up to 48,800,000 shares of our common stock.

      Our common stock is traded on the NASD Over-the-Counter Bulletin Board under the symbol "IVOC".

      Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this prospectus is November 17, 2000.

                                TABLE OF CONTENTS


Prospectus Summary...........................................................2

Risk Factors.................................................................2

Use of Proceeds..............................................................7

Market for Common Equity.....................................................8

Management's Discussion and Analysis or Plan of Operation....................8

Description of Business.....................................................10

Management and Executive Compensation.......................................16

Certain Relationship and Related Transactions...............................18

Description of Property.....................................................19

Principal Stockholders......................................................19

Description of Securities...................................................21

Investment Agreement........................................................22

Selling Stockholders........................................................25

Plan of Distribution........................................................25

Legal Proceeding............................................................26

Interests of Named Experts and Counsel......................................27

Disclosure of Commission Position on Indemnification for Securities
Act Liabilities.............................................................27

Where You Can Find More Information.........................................27

Index to Financial Statements...............................................28

                               PROSPECTUS SUMMARY

      This summary highlights the information we present more fully in the rest of this prospectus. We encourage you to read the entire prospectus carefully.

iVoice.com, Inc.

      We are a communication company primarily engaged in developing, manufacturing, and marketing voice and computer technology communication systems for businesses and corporate departments with between two and 20,000 telephones. This technology allows businesses to communicate more effectively by integrating their traditional office telephone systems with voicemail, automated attendant, and interactive voice response functions. These products allow information in PC databases to be accessed from a standard touch-tone telephone.

      Our offices are located at 750 Highway 34, Matawan, New Jersey 07747 and our telephone number is (732) 441-7700.

The Offering

      In accordance with our obligations under our investment agreement with Swartz Private Equity, LLC, we are registering the following 48,800,000 shares of our common stock. See "Selling Stockholders" on page 24.

Common stock offered by the        42,810,000 shares of our common stock that we
selling stockholders               may issue pursuant to an investment agreement
                                   with Swartz Private Equity, LLC as well as warrants that we may issued to Swartz pursuant to the investment agreement.

                                   5,490,000 shares of our common stock that we may issue upon exercise of a warrant held by Swartz as a commitment for entering into the investment agreement.

                                   500,000 shares of our common stock issued to Lawrence A. Muenz (of which 50,000 shares were issued to Mr. Muenz in a custodial capacity) in consideration for legal services rendered to us by Mr. Muenz.

Use of Proceeds                    We will not receive any of the proceeds from
                                   sale by the selling stockholders of shares of our common stock. However, upon exercising a put right under our investment agreement with Swartz we will receive cash in consideration for issuing our common stock. We intend to use these proceeds to repay short-term debt and for working capital and general corporate purposes.

                                  RISK FACTORS

      Investing in our common stock involves a high degree of risk, and you should be able to bear losing your entire investment. You should consider carefully the following risks, in addition to the other information contained in this prospectus.

             Our Financial Condition and Need for Additional Funding

We may need additional financing sooner than anticipated.

      Based on our potential rate of cash operating expenditures and our current plans, the proceeds of our investment agreement with Swartz Private Equity, LLC may constitute our principal source of financing. However, our ability to raise funds under the investment agreement is subject to certain conditions. These include the continuing effectiveness of a registration statement covering the resale of the shares sold under the investment agreement and a limitation on the number of shares we may issue based on the volume of trading in the common stock. We may be unable to satisfy one or more of these conditions.

We have a history of losses, expect to encounter future losses and may not achieve or sustain profitability.

      To date, we have incurred significant losses. As of June 30, 2000, our accumulated deficit was $7,422,830. For the six-month period ending June 30 2000, we incurred a net loss of $1,330,774, and for the previous fiscal year ending December 31, 1999, we incurred a net loss of $6,054,364. We will incur operating losses in the future until sales of our voice-recognition systems exceeds our administrative and research-and-development costs. This may never happen.

Our accountants have expressed substantial doubt about our ability to continue as an operating concern.

      In connection with the report on our consolidated financial statements for the year ending December 31, 1999, our independent certified public accountants expressed substantial doubt about our ability to continue operating as a going concern. Their doubt was based on our low levels of cash, our negative working capital, and our failure to establish a source of revenues sufficient to cover our operating costs. We may receive a similar opinion in connection with the next audit of our financial statements.

                                 Our Operations

We have a limited operating history.

      We did not begin our voice-recognition business until December 1997. Accordingly, we have a limited operating history on which to base your evaluation of our business and prospects.

The voice-recognition business is in its infancy.

      Our prospects are subject to the difficulties frequently encountered by companies in the early stage of development in new and evolving markets. These difficulties include the following:

      o substantial delays and expenses related to testing and developing of our new products;

      o marketing and distribution problems encountered in connection with our new and existing products and technologies;

      o     competition from larger and more established companies;

      o     delays in reaching our marketing goals;

      o difficulty in recruiting qualified employees for management and other positions;

      o     lack of sufficient customers, revenues and cash flow; and

      o     limited financial resources.

      We may continue to face these and other difficulties in the future, some of which may be beyond our control. If we are unable to successfully address these problems, our business will suffer.

We cannot accurately forecast our future revenues and operating results, which may fluctuate.

      Our short operating history and the rapidly changing nature of the market in which we compete make it difficult to accurately forecast our revenues and operating results. Furthermore, we expect our revenues and operating results to fluctuate in the future due to a number of factors, including the following:

      o the timing of sales of our products and services, particularly given that we depend on a relatively small number of large orders;

      o the timing of product implementation, particularly large design projects;

      o     unexpected delays in introducing new products and services;

      o increased expenses, whether related to sales and marketing, product development, or administration;

      o deferral of revenue recognition in accordance with applicable accounting principles, due to the time required to complete projects;

      o     the mix of product license and services revenue; and

      o     costs related to possible acquisitions of technology or businesses.

We may fail to develop new products, or may incur unexpected expenses or delays.

      Although we currently have available for sale fully developed products, we are also developing various products and technologies and will rely on them to remain competitive. Due to the risks inherent in developing new products and technologies--limited financing, competition, obsolescence, loss of key personnel, and other factors--we may fail to develop these technologies and products, or may experience lengthy and costly delays in doing so. Although we may be able to license some of our technologies in their current stage of development, we cannot assure that we will be able to do so.

Our technologies and products could contain defects.

      Voice-recognition products are not currently accurate in every instance, and may never be. Furthermore, we could inadvertently release products and technologies that contain defects. In addition, third-party technology that we include in our products could contain defects. Clients who are not satisfied with our products or services could bring claims against us for substantial damages. Such claims could cause us to incur significant legal expenses and, if successful, could result in the plaintiffs being awarded significant damages.

We face signficant competition.

      The call-processing and voice-recognition industries are highly competitive, and we believe that this competition will intensify. The segment of the industry that supplies call-processing systems to businesses is also extremely competitive. Many of our competitors have longer operating histories, significantly greater financial, technical, product development, and marketing resources, greater name recognition or larger client bases than we do. For example, Nuance Communications, Inc., is recognized by industry analysts as the market leader. Customers of Nuance include American Airlines, Bell Atlantic, Charles Schwab, Sears and UPS. Nuance offers products through industry partners, platform providers, and value-added resellers around the world. Corporate investors in Nuance include Cisco Systems, Intel, Motorola, SAIC, Siebel Systems, SRI International, Sun Microsystems, and Visa International.

We may be unable to protect our trademarks and proprietary rights.

      To succeed, we will need to protect our intellectual property rights. We have filed three patent applications and two trademark applications, but those applications may not be approved. To maintain the confidentiality of our trade secrets, we require our employees, consultants, and distributors to enter into confidentiality agreements, but these agreements afford us only limited protection and can be time-consuming and expensive to obtain and maintain. Monitoring for unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will be effective to prevent unauthorized use. We may have to litigate to enforce our trade secrets; such lawsuits, regardless of their merits, would likely be time consuming and expensive and would divert management's time and attention away from our business.

We may unintentionally infringe on the proprietary rights of others.

      In the software industry currently, many lawsuits are being brought alleging violation of intellectual property rights. In addition, a large number of patents have been awarded in the voice-recognition area. Although we do not believe that we are infringing any patent rights, patent holders may claim that we are doing so. Any such claim would likely be time-consuming and expensive to defend, particularly if we are unsuccessful, and could prevent us from selling products or services. We may also be forced to enter into costly and burdensome royalty and licensing agreements.

We may be unable to obtain component products from our vendors.

      We purchase major components of our products from outside suppliers. At any given time we may find ourselves unable to obtain those components, which could prevent is from meeting customer demand.

We may be unable to attract and retain qualified employees, and we depend upon key employees.

      Our future success depends on our finding, hiring, training, motivating, and retaining highly qualified technical, managerial, and other personnel, but we may not be able to meet our needs in this regard, given the considerable competition for qualified employees. If we lose the services of any of our executive officers or other key employees, our business could suffer.

We may be unable to manage our significant growth.

      We intend to continue to expand our business operations significantly. Such growth would require us to expand our management, operational, financial, and human resources systems and could strain the capacity of our current management team.

                                 Our Securities

We do not expect to pay dividends in the foreseeable future.

      We intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. Any future dividends will depend on our earnings, if any, and our financial requirements.

Our stock price is volatile.

      The market price of our common stock has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, overall equity market conditions, or other events or factors. Because our stock is more volatile than the market as a whole, our stock is likely to be disproportionately harmed by factors that significantly harm the market, such as economic turmoil or political uncertainty, even if those factors do not relate to our business. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs and would divert management's attention and resources.

Trading in our common stock may be limited.

      Our common stock is quoted on the OTC Bulletin Board. The OTC Bulletin Board is not, however, an exchange, and trading in securities on the OTC Bulletin Board is often more sporadic than trading in securities listed on an exchange or NASDAQ. Consequently, you may have difficulty reselling any shares that you purchase from the selling stockholders.

Because "penny stock" rules apply to trading in our common stock, you may find it difficult to sell the shares you purchase in this offering.

      Our common stock is a "penny stock," as it is not listed on an exchange and trades at less than $5.00 a share. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. Consequently, the penny stock rules may make it difficult for you to sell your shares of our stock.

One of our officers and directors controls a significant percentage of our common stock.

      As of September 30, 2000, Jerome R. Mahoney, our President and Chief Executive Officer, owned approximately 57.2% of our outstanding common stock on a fully-diluted basis. Mr. Mahoney is able to significantly influence all matters requiring stockholder approval, including election of directors and approval of significant corporate transactions. This concentration of ownership, which is not subject to any voting restrictions, could limit the price that investors might be willing to pay for common stock. In addition, Mr. Mahoney is in a position to impede transactions that may be desirable for other stockholders. He could, for example, make it more difficult for anyone to take control of us.

Future sales of our common stock could cause our stock price to decline.

      The sale of a large number of our shares, or the perception that such a sale may occur, could lower our stock price. Such sales could make it more difficult for us to sell equity securities in the future at a time and price that we consider appropriate. As of September 30, 2000, 61,812,138 shares of our common stock could be considered "restricted securities" and saleable only upon registration under the Securities Act of 1933, upon compliance with Rule 144 of the Securities Act, or pursuant to another exemption from registration. Many of these shares will be eligible for sale in the public market by the end of 2000 or in early 2001.

Issuance of our reserved shares of common stock may significantly dilute the equity interest of existing stockholders.

      We have reserved for issuance shares of our common stock upon exercise or conversion of stock options, warrants, or other convertible securities that are presently outstanding or that may be granted in the future (including those that we grant to Swartz Private Equity, LLC). Issuance of these shares will have the effect of diluting the equity interest of our existing stockholders and could have an adverse effect on the market price for our common stock. As of September 30, 2000, we had 44,100,000 shares of common stock reserved for possible future issuance.

      Under our investment agreement, the number of shares of common stock issued to Swartz is based on a formula tied to the market price of our common stock prior to a put notice. The lower the average trading price of our common stock at the time of a draw down, the greater the number of shares of our common stock that will be issued. Accordingly, this causes a greater risk of dilution. The perceived risk of dilution may cause Swartz, as well as other stockholders, to sell their shares, which could have a depressive effect on the price of our common stock.

We issued 12% senior convertible debentures on terms that may dilute significantly your ownership interest.

      During the fourth quarter of 1999 and the first quarter of 2000, we issued an aggregate principal amount of $500,000 of 12% senior convertible debentures. These debentures are convertible into shares of our common stock at any time, in whole or in part, at the election of the holder, at a conversion price equal to 50% of the average of the bid price during the 20 trading days immediately preceding a conversion date, which period may be extended upon the occurrence of certain events. As a result, the lower the stock price at the time the holder converts, the more common shares the holder will receive upon conversion. If the selling stockholders were to fully convert the 12% senior convertible debentures plus unpaid interest into common stock on September 30, 2000, approximately 2,686,890 additional shares of common stock would be issued.

We are in breach of obligations relating to our 12% senior convertible debentures.

      Holders of our 12% senior convertible debentures have told us that we have breached a number of the terms of the debentures and the related registration rights agreement and security agreement. Breach of the terms of the debentures could result in the following: (1) a 20% increase in the principal amount of the debentures; (2) an increase in the debentures' annual interest rate to 15% commencing seven days after the date of default through the date that the debentures are converted or repaid; and (3) the debentures immediately becoming due in full. Additionally, we have not registered the shares issuable upon conversion of the debentures. This could result in our being required to pay liquidated damages of 2.5% per month of the principal amount of the debentures from November 7, 1999, the date on which we were required to register the shares. We are in discussions with the debenture holders with a view to arranging a settlement of this matter. If, however, we are unable to do so, we may be forced to pay the debenture holders amounts substantially in excess of our original obligations under the debentures.


                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale by selling stockholders of the shares offering under this prospectus. We will, however, receive the sale price of any common stock we sell to Swartz Private Equity, LLC under our investment agreement with Swartz. We expect to sell to Swartz, subject to effective registration and applicable volume and other limitations, $20,000,000 of common stock; this may increase to $40,000,000, subject to certain listing and pricing requirements described in the investment agreement. Additional amounts may be received if the warrants to purchase common stock are exercised. We intend to use the net proceeds received from Swartz in the following order of priority:

      Expenses of financing (registration,                 $50,000
      issuance, and distribution)

      Sales and marketing                               $8,000,000

      Research and development                          $7,300,000

      Working capital and general corporate purposes (includes salaries not included above, cost of additional personnel, support and management systems, legal and professional costs, occupancy costs and capital costs for computers and related
      equipment)                                        $4,650,000
                                                        ----------

         Total Proceeds                                $20,000,000
                                                       ===========

      The amount and timing of actual expenditures will depend on numerous factors, including;

      o market acceptance of our call-processing and voice-recognition products and services;

      o     the amount of cash generated by our operations; and

      o     products and services introduced by our competitors.

      We may also use a portion of the net proceeds to acquire or invest in businesses or technologies that are complimentary to our business.

                            MARKET FOR COMMON EQUITY

      The following table shows the high and low closing prices for the periods indicated.

                           High                       Low
                           ----                       ---
      1999

      First Quarter (1)       --                         --
      Second Quarter (1)   $0.6875                    $0.32
      Third Quarter        $0.33                      $0.125
      Fourth Quarter       $0.34                      $0.125

      2000

      First Quarter        $5.9375                    $0.29
      Second Quarter       $2.2812                    $0.3438
      Third Quarter        $0.7031                    $0.3281

      (1) Trading prices are only available for the period commencing May 28, 1999.

      Our common stock is quoted on the OTC Bulletin Board under the symbol "IVOC." As of September 30, 2000, the number of record holders of our common shares was approximately 327. All of the issued and outstanding shares of our common stock were issued in accordance with the exemption form registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

      We have no plans to pay any dividends in the near future. We intend to retain all earnings, if any, for the foreseeable future, for use in our business operations.


            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      This discussion and analysis of our financial condition and results of operations includes "forward-looking" statements that reflect our current views with respect to future events and financial performance. We use words such as we "expect," "anticipate," "believe," and "intend" and similar expressions to identify forward-looking statements. You should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, particularly those risks identified in the "Risk Factors" section of this prospectus, and you should not rely unduly on these forward looking statements. We will not necessarily update the information in this discussion if any forward-looking statement later turns out to be inaccurate.

      This discussion and analysis of financial condition and results of operations should be read in conjunction with our Financial Statements included in the prospectus.

Recent Developments

      In August 2000 we filed three patent applications and one trademark application with the U.S. Patent and Trademark Office, and in September 2000 we filed a further trademark application. The titles of the patents are "Voice Activated Voice Operated Copier," "Voice Activated Voice Operational Universal Remote Control" and "Voice Activated Voice Responsive Hear I Am Voice Locator." The trademark applications register the taglines "Our technology speaks for itself" and "Hear I am."

      On September 27, 2000 we cleared the review and comment process with the Securities and Exchange Commission (SEC) and are now a fully reporting entity under Section 12 of the Securities Exchange Act of 1934. Subsequently, on October 6, 2000, we were relisted and continue to be quoted on the Over-the Counter Bulletin Board

      On November 1, 2000 the holders of our 12% convertible debentures converted $120,000 in debenture principal into 609,138 Class A common shares at $.197 per share in accordance with the conversion terms of the debenture agreement.

September 30, 2000 compared to September 30, 1999

      Revenues are derived primarily from the sale of voice and computer technology communication systems for small-to-medium sized businesses and corporate departments. Total revenues for the three and nine months ended September 30, 2000 were $175,343 and $677,062, respectively, as compared to $169,099 and $379,420 for the three and nine months ended September 30, 1999, an increase of $6,244 or 3.7% and $297,642 or 78.4%, respectively. On September 22, 2000, our Vice-president of Sales resigned. We are aggressively seeking a suitable replacement.

      Unless special arrangements are made, we receive 50% of a contract as a down payment on any product purchased with the balance due upon completion of the installation. We recognize our revenue using the percentage of completion method. We determine the expected costs on a particular installation by estimating the hardware costs and anticipated labor hours to configure and install a system. Revenues are then recognized in proportion to the amount of costs incurred as of the reporting date over the total estimated costs anticipated. As of September 30, 2000, in addition to several smaller installation projects, we had two (2) contracts for the installation of our products each with a total contract price in excess of $99,000. The progress towards the completion of these contracts on a percentage basis ranges from 10% to 50%. We expect these contracts to be fully completed by the end of the fourth quarter reporting period. We accept company checks or Visa/Mastercard.

      Gross margin for the three and nine months ended September 30, 2000 was $104,680 and $444,597 or 59.7% and 65.7%, respectively, as compared to $95,578 and $185,100 or 56.5% and 48.8% for the three and nine months ended September 30, 1999. The gross margin is dependent, in part, on product mix, which fluctuates from time to time; complexity of a communication system installation which determines necessary hardware requirements and may not have a proportionate relationship with the system selling price; and the ability of our technology personnel to efficiently configure and install our communications products. While in the current quarter ending September 30, 2000, the change in gross margin was slightly higher due to product mix, the $259,497 increase in gross margin for the nine months ended September 30, 2000 as compared to the nine months ending September 30, 1999 was primarily attributable to the recognition of revenues on projects that were not hardware intensive and improved installation and configuration efficiencies.

      Total operating expenses decreased from $723,309 for the three months ended September 30, 1999 to $686,123 for the three months ended September 30, 2000 due to non-recurring expenses related to the merger of Visual Telephone International, Inc with International Voice Technologies, Inc. in May of 1999 not properly accrued in the second quarter of 1999 and reflected in the three months ending September 30, 1999. These expenses were not incurred in the current quarter. Without these non-recurring expenses, operating expenses for the three months ending September 30, 2000 would have reflected an increase of $190,814 over the same period in the prior year. For the nine months ended September 30, total operating expenses increased by $1,077,280 from $958,315 in 1999 to $2,035,595 in 2000. Excluding the non-recurring charges in 1999, operating expenses increased by $1,305,280. Included in total operating expenses for the three months ending September 30, 2000 and 1999 respectively were payroll expenses of $347,913 versus $104,043, an increase of $243,870 resulting from the addition of technical and sales personnel; personnel recruiting fees of $64,744 versus none in 1999 related to the hiring of additional employees; legal and accounting fees of $36,850 versus $13,739 an increase of $23,111; rent of $35,660 versus $9,360 an increase of $26,300 resulting from the move to larger office facilities in April 2000; and depreciation and amortization charges of $39,999 versus $26,403 and increase of $13,596 related to the amortization of purchased software costs. Total operating expenses classified as research and development include $152,011 and $260,620 for the three and nine months ended September 30, 2000 respectively, incurred to develop new products and enhance existing products. These costs were not incurred in the same periods of 1999.

      As of September 30, 2000, we had 18 full-time employees, two part-time employees and one consulting developer for a total of 21 individuals. We are actively pursuing additions to its sales and technical staff which will increase operating expenditures for payroll and related benefit costs in future quarters.

      The loss from operations for the three and nine months ended September 30, 2000 was $752,210 and $1,590,998 compared to $627,731 and $773,215 for the three and nine months ended September 30, 1999, an increase of $1,009,555 and of $145,484 respectively

      Interest expense of $170,767 was incurred for the three month period ending September 30, 2000. This amount includes 12% interest on $500,000 in outstanding debentures, interest at the prime lending rate of 9.5% on officer loans, amortization of debt issue costs, and interest on capital leases. For the nine month period ending September 30, 2000 interest totaled $491,986. Interest expense was not incurred in the same periods of the prior year.

      Net loss for the three and nine month period ending September 30, 2000 was $752,210 and $2,082,984 as compared to $627,731 and $773,215 for the three and nine months of 1999. The increase in net loss of $124,479 and $1,309,769 was a result of the factors discussed above.

Liquidity and Capital Resources

      We are funding our current operations principally from loans from our principal stockholder that in the aggregate, amount to $656,916. We are operating on a negative cash flow basis and anticipate that we will require additional financing during the final quarter of 2000. To achieve our growth potential we will require additional amounts of capital.

      On August 17, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. The investment agreement entitles us to issue and sell our Class A common stock from time to time for up to an aggregate of $20 million. This amount will be increased to $40 million if our shares are quoted on the Nasdaq SmallCap Market or National Market and if the lowest closing price of our common stock for the 15 trading days immediately preceding listing is at least $2.50. The investment agreement will be effective for a maximum of three years following the effective date of the registration statement filed on form SB-2 on October 13, 2000 and as subsequently amended.

      This financing allows us to issue common stock and warrants at our discretion as often as monthly as funds are needed in amounts based upon certain market conditions, and subject to an effective registration statement. The pricing of each common stock sale is based upon current market prices at the time of each drawdown, and iVoice may set a floor price for the shares at our discretion.

      There is no assurance that this financing arrangement will enable us to implement our long-term growth strategy. Accordingly, our sources of financing are uncertain if the desired proceeds from the Swartz equity financing arrangement is not obtained.


                             DESCRIPTION OF BUSINESS

Background

      Our current corporate configuration is the result of a number of separate transactions over the past three years.

      On February 26, 1996, Select Resources, Inc., a publicly held Delaware company, and three of its principal stockholders entered into a stock exchange agreement with Visual Telephone of New Jersey, Inc., a privately held New Jersey corporation, and its two stockholders pursuant to which Select Resources acquired all of the outstanding shares of Visual Telephone and spun-off Select Housing Associates, Inc., its wholly owned subsidiary The aim of this agreement was to provide for a more profitable business direction for Select Resources. Pursuant to the agreement, Select Resources agreed to issue 5,611,000 shares of its capital stock to one of the two stockholders of Visual Telephone and to transfer one-half of the shares of Select Housing Associates to the other stockholder of Visual Telephone, namely Joel Beagelman, in return for all of the outstanding shares of Visual Telephone. In addition, Select Resources transferred the other half of the shares of Select Housing Associates to Gary W. Pomeroy and Brad W. Pomeroy, two of Select Resources' three principal stockholders, in return for the cancellation of

1,111,000 shares of common stock of Select Resources owned by them. At the time of the stock exchange agreement, Mr. Beagelman, Gary W. Pomeroy and Brad W. Pomeroy were directors of Select Resources. On February 26, 1996, the stock exchange agreement was approved by the consent of stockholders a majority of the outstanding shares of common stock of Select Resources. Visual Telephone then merged into Select Resources, which changed its name to that of the subsidiary.

      In July 1996, Visual Telephone acquired 100% of the outstanding common shares of Communications Research Inc., or "CRI," for $50,000 in cash, $150,000 in notes and 1,000,000 shares of Visual Telephone. CRI designs, develops, sells, and supports PC-based communication systems that transmit data, voice and full-motion video.

      On May 21, 1999, International Voice Technologies, Corp., a Delaware corporation, merged with and into Visual Telephone (which in the interim had changed its name to Visual Telephone International, Inc.), with Visual Telephone surviving. Simultaneous with the merger, Visual Telephone changed its name to iVoice.com, Inc., and it was planned that Visual Telephone would spin off CRI prior to the merger with International Voice Technologies. Our current business is essentially that of International Voice Technologies, and this merger was aimed at giving that business better access to the capital markets by merging it into a public company. In addition, we changed our OTC Bulletin Board trading symbol to "IVOC."

      In consideration for the merger with International Voice Technologies, Jerome R. Mahoney, the sole stockholder of International Voice Technologies, received 10,000,000 shares of our Class A common stock and 700,000 shares of our Class B common stock. In addition, the two controlling stockholders of Visual Telephone sold 300,000 shares of Class B common stock to Mr. Mahoney and concurrently canceled a total of 2,000,000 shares of their Class A common stock. The consulting firm of Toby Investments was awarded 2,000,000 shares of common stock for consulting services on the transaction. The agreement also provided that certain of the assets of Visual Telephone would be transferred to Visual Telephone's wholly owned subsidiary, CRI. The merger was accounted for in its financial statements as a public shell merger. In a public shell merger the stockholders of the operating company, in this case International Voice Technologies, become the majority owners of the shell company, in this case Visual Telephone, and the stockholders of Visual Telephone, the public shell company, become minority stockholders in International Voice Technologies, the operating company.

      As for the CRI spin-off, on September 18, 2000 CRI filed a registration statement to provide for the distribution of its shares to Visual Telephone's stockholders as of May 21, 1999. Visual Telephone's stockholders are to receive one CRI share for every four shares owned in Visual Telephone. The principal stockholders, officers and directors of Visual Telephone were Carl Ceragno and Joel Beagelman. Mr. Ceragno remained with CRI as its President and Mr. Beagelman entered into a consulting agreement with us.

      On April 24, 2000, we entered into an agreement and plan of reorganization with all the stockholders ThirdCAI, another shell company that was a reporting company under the Securities Exchange Act of 1934. In this transaction, which took place by means of a short-form merger, with ThirdCAI's name being changed to iVoice, we acquired all the issued and outstanding shares of ThirdCAI in exchange for $150,000.00, and a finder's fee paid to Corporate Architect, Inc., consisting of 50,000 shares of our Class A voting common stock. The fee was negotiated between us and ThirdCAI. The purpose of this transaction was to enable our business to be conducted by a reporting company, as pursuant to the "eligibility rule" adopted by the National Association of Securities Dealers, Inc., or "NASD," as only reporting companies may continue to have stock quoted on the OTC Bulletin Board.

Our Business

      We design, manufacture, and market voice and computer communications systems for businesses and corporate departments having between two and 20,000 telephones. Among our products are interactive voice response products that allow information in PC databases to be accessed from a standard touch-tone telephone using a telephone keypad or voice commands. We sell our products directly to end-users through dealer and reseller channels, as well as through original equipment manufacture, or "OEM," agreements with telecommunication and networking companies.

      Our principal offices and facilities are located at 750 Highway 34, Matawan, NJ 07747 and our telephone number is (732) 441-7000. Our common stock is quoted on the OTC Bulleting Board under the trading symbol "IVOC."

Products and Services

      We design, manufacture, and market innovative voice and computer telephony communications systems for businesses and corporate departments with between two and 20,000 telephones. Our software products enable our customers to communicate more effectively by integrating their traditional office telephone systems with voice mail, automated attendant, and interactive voice response, or "IVR," functions. We provide IVR products that allow information in PC databases to be accessed from a standard touch-tone telephone using speech or the telephone keypad. Our products are designed to be "people oriented," with features that can be readily used without special training or manuals. Our principal products, Unified Messaging, iVoice Voice Mail and iVoice IVR, incorporate this philosophy. We also design, market, and support voice recognition products. We sell our products directly to end-users via our direct sales force and through dealer and reseller channels, as well as through agreements with original-equipment manufacturers, or "OEMs," who incorporate our products into a fiscal assembled product or system.

      Our products use standard open-architecture PC platforms and Microsoft Windows NT Server and Workstation operating systems, thereby facilitating the rapid adoption of new PC-based technologies while reducing overall product costs. Due to market demands, the platform will be changing to Windows NT. We concentrate our development efforts on software rather than hardware because we believe that the most efficient way to create product value is to emphasize software solutions that meet customers' needs. Furthermore, we use standard PC-related hardware components in our products, in part to limit our need to manufacture components. Our manufacturing operations consist of final assembly and quality-control testing of materials, subassemblies, and systems. We obtain from suppliers components such as PCs, circuit boards, application cards, faxboards, and voiceboards.

      Our flagship product is iVoice IVR, an application generator that allows full connectivity to the most popular databases, including Microsoft Access, Microsoft Excel, Microsoft Fox Pro, DBase, Btrieve, and Paradox, or to standard text files. iVoice IVR can be used to read information from, and write information to, databases, as well as query databases and return information. iVoice IVR performs over 40 different customizable commands. Properties can be set up for each command, as if the commands were being executed manually. iVoice IVR links a phone system to a database to provide customers with 24-hour immediate access to account information, via telephone. With iVoice IVR, polished IVR applications are quick and easy to install. No knowledge of computer programming and minimal database knowledge is needed. iVoice IVR will execute any created application when a caller dials in. Using DTMF (touch-tone telephones) or speech activation allows callers to interact with the system. Advanced database technology permits reading, writing, appending, searching and seeking database information. A user can record product inventory, set up games, keep a record of patients or customers, and perform limitless other applications. The advanced, innovative technology, backed by a simple, easy-to-use drag-and-drop interface, makes writing applications simple.

      We have updated the IVR to incorporate an Internet access tool, which can be either connected to the IVR system or run as a standalone. This system also has a graphical user interface and provides for Internet access to the system. Once logged onto the Internet, a user can gain access to the IRV system by clicking on a hypertext link for the user's browser. Upon entering the IVR system, the response prompts are in text form rather than voice form. The user can enter selections and get information by clicking on icons or choosing items from menus.

      Some of the Internet applications available are order processing and transactions, database integration, questions and queries, account status, delivery information, funds transfer, and claims information. The following call-processing features can be used independently or in conjunction with the above IVR platforms:

      o Interactive Voice Response. Enables a caller to obtain requested information in voice form from a local or non-local database. Examples of IVR range from simply selecting announcements from a list of options stored in the computer (also know as Audio Text) to more complex interactive exchanges such as querying a database for information.

      o Speech Recognition. This is the process by which the PC translates spoken words into commands. You may now speak to all of your Voice Mail or IVR applications.

      o Unified Messaging. This is a unified inbox application for Windows NT auto attendant/voice mail system and Windows NT IVR system. With Unified Messaging, e-mail, voice mail and faxes can be handled through a desktop PC or the telephone. All messages can be viewed and acted upon in order of importance via Microsoft Outlook or a Web Browser. E-mail can also be retrieved over the phone, using text-to-speech, and responded to with a voice message including directed to a fax machine.

      o Interactive Voice Response/Web Applications. Using the Internet to access the IVR system, you "DIAL" the system by clicking on a hypertext link from your browser. The system responds the same way, except in text form, and not the normal voice prompt. You may enter selections and get information by clicking on icons or choosing items from menus.

      o Voice Mail. This allows a caller to store voice messages and reply via the computer. This method provides the caller to conduct a dialogue with another person without having to be on the same line at the same time. As with most voice mail systems, the caller can record, store and delete messages and direct messages to multiple subscribers.

      o Speech Enabled Auto Attendant. Any business can improve and speed up service for its customers by enabling them to reach the desired contact person or department by simply saying the appropriate name. Our speech recognition system is extremely accurate and reliable. Callers no longer need to punch in letters on a telephone keypad.

      We are currently focusing on upgrading and enhancing existing products, with the aim of adding to some products a full toolkit that would enable a product to be based on natural language and capable of handling spoken sentences rather than just single words.

      In addition to enhancing our existing products, we are currently developing the following new products, which we expect to release in December 2000:

      o iVoice ACD (Automatic Call Distribution) call-center applications provide advanced automatic distribution of incoming calls and other interactions for contact centers and e-businesses. In addition to telephone calls, iVoice ACD can also queue and distribute text chats, e-mails, and other Web-based interactions using the same routing procedure used for telephone calls.

      o iVoice PBX (Private Branch Exchange) can act as the entire phone system for many organizations. The iVoice PBX will provide all the useful functionality of a traditional PBX, including call transfers (blind and consult), conference calls (up to 32 participants with a dedicated conference board), call park, and call pickup. Users can perform call control operations from their handsets or from the graphical software phone.

Marketing

      Our marketing strategy is to emphasize to our potential customers that our products are user-friendly PC-based processing applications that offer integrated access to a broad range of communication avenues with other people and information sources. Our strategy is built around the following basic elements:

      o Emphasize software, not hardware. We concentrate our developing software that meets our clients' needs, rather than on designing or modifying hardware. This allows us to create the most value from our products.

      o Use standard, Microsoft NT-based architecture, open systems and hardware. Our products use standard, open-architecture PC platforms and operating systems rather than proprietary computer hardware and operating systems. As a result, we can quickly adapt to new PC-based technologies, leveraging the substantial investments made by third parties in developing these new technologies for the PC environment. In addition, using available hardware components and software minimizes our manufacturing activity and thereby reduces the overall cost of our products.

      o Focus on businesses and corporate departments having between two and 20,000 telephones. Our products are designed for use by businesses and corporate departments with between two and 20,000 telephones in a wide range of markets, including manufacturing, retail, service, healthcare, and government. These businesses desire features offered by large, proprietary call processing systems, but at a more affordable price. This is what our products offer.

      o Develop user-friendly products. We aim to make our products as easy as possible to install, maintain, and use. We accomplish this by incorporating product features that can be used without special training or manuals. One example of this user oriented philosophy is exhibited in our voicemail product. which has user prompts that encourage conversation between callers and subscriber and uses simplified screens and menus for ease of installation.

      o Minimize distribution overhead. We are able to achieve broad market coverage in the U.S. via a direct sales force, a nationwide network of independent telephone system dealers, and original-equipment-manufacturers, or "OEMs." This structure both minimizes our selling overhead and maximizes our product exposure, and allows us to focus our resources on product development.

      We employ five sales people, four telemarketers, and several independent sales representatives to bring our products directly to our target market. Currently we make 90% of our sales through direct sales and 10% through our dealer channel. We aim to increase our direct sales force and establish more satellite locations to better serve clients. In addition, we intend to expand product awareness by displaying the products at shows and conventions and in industry literature. We are, though, as yet unsure of the extent to which, and when, we will need to increase our marketing efforts in order to become profitable.

Fee Structure

      We generally require customers to pay 50% down on any product purchased, with the balance due when installation has been completed. We accept company checks or Visa/Mastercard.

Sales by Geographic Area

      Approximately 70% of our revenues are derived from customers located in the northeast U.S.; the remaining 30% are from customers located elsewhere in the continental U.S.

Competition

      The call-processing industry is highly competitive. Given added competition in the form of businesses that have recently entered this market and strengthened competition in the form of merged competitors, we believe that the competitive pressures we face will only intensify. Competition means pressure to lower prices and profit margins.

      Currently, our principal competitors fall into two categories:

      o Telephone equipment manufacturers which offer their own call-processing systems or offer their systems as private labels. These competitors include Lucent Technologies, Inc., Nortel Networks Corp., and Toshiba America Information Systems, Inc.

      o Independent call-processing system manufactures whose products integrate with multiple telephone systems and are based on PC-based products like ours (Applied Voice Technologies Inc., Microlog Corporation, and Active Voice Corporation).

Suppliers

      Our suppliers include Dialogic Corporation and Bicom, Inc., for voiceboards, and iTox, Inc. and Ingram-Micro, Inc., for computer components.

Research and Development

      Our research and development efforts focus on enhancing our existing product line and the development of new products to be integrated with our existing product line. We are concentrating on improving the technology through ease of use and increased reliability. Prior to 2000, we conducted no research and development. During the first and second quarter of 2000, we began hiring qualified technical personnel to strengthen our product line and maintain a competitive edge. We intend to increase our research and development program once we gain access to financing.

Licenses

      We have a licensing agreement with Nuance Communications, Inc. to resell their natural language toolkit. Natural language software allows a system to understand spoken language rather than just simple words, and incorporating this toolkit in an iVoice IVR allows users to engage in a question-and-response dialog by telephone, which shortens the time it takes to process calls. This license includes the right to grant sublicenses to end users. We also have a worldwide, non-exclusive, irrevocable, royalty-free, fully paid license with Entropic, Inc., a Microsoft company, to incorporate their speech engine into customized software applications for our customers. Thirdly, a license with Lernout & Hauspie Speech Products enables us to incorporate their text-to-speech software into our applications so clients can listen to e-mail messages from any telephone.

Employees

      As of September 30, 2000, we employed 21 individuals, consisting of 18 full-time employees, two part-time employees, and one full-time consulting programmer. None of our employees are represented by a labor organization and we are not a party to any collective bargaining agreements.


                                   MANAGEMENT

Executive Officer and Directors

      Members of our board of directors serve until the next annual meeting of the stockholders or until their successors have been duly elected. Our officers serve at the pleasure of the board of directors. There are no arrangements for any officer or director to resign at the request of any other person, and none of the officers or directors named below is acting on behalf of, or at the direction of, any other person.

Name                                 Age    Position
----                                 ---    --------

Jerome R. Mahoney................... 39     Chief Executive Officer, President
                                            and Director

Kevin Whalen........................ 36     Chief Financial Officer

Robert Keenan....................... 37     Director of Research

Leo Pudlo........................... 50     Vice President of Operations

      Jerome R. Mahoney. Mr. Mahoney has been our Chief Executive Officer and our sole director since May 21, 1999. Mr. Mahoney started at Executone Information Systems, a telephone systems manufacturer, and was Director of National Accounts from 1988 to 1989. In 1989, Mr. Mahoney founded Voice Express, Inc., a New York that sold voicemail systems and telephone system service contracts and installed these systems. Mr. Mahoney sold Voice Express Systems in 1993. From 1993 to 1997, Mr. Mahoney was President of IVS Corp., and on December

17, 1997, he established International Voice Technologies, which we merged with on May 21, 1999. Mr. Mahoney received a B.A. in finance and marketing from Fairleigh Dickinson University, Rutherford, N.J. in 1983.

      Kevin Whalen. Mr. Whalen has been a Certified Public Accountant since 1988 and has over 10 years experience in public accounting and 4 years experience in industry. From 1996 to 2000, he served as the Corporate Controller for Willcox and Gibbs, Inc., a $160 million international sales and distribution company. He was responsible for preparing consolidated analytical statements and SEC filings and managing the company's independent audits, and assisted in preparing documentation for an $85 million public bond offering. From 1986 to 1996, Mr. Whalen was the Tax Supervisor for Curchin and Company, P.A., where he was responsible for compilation and review engagements as well as developing tax planning strategies for business and individual clientele. Mr. Whalen received a B.S. in Commerce from Rider College, Lawrenceville, N.J. in 1986 and is a member of the American Institute of Certified Public Accountants.

      Robert Keenan. Mr. Keenan has over 20 years experience in software development and has designed, authored, and managed development teams for a variety of leading-edge software products. Prior to joining us, Mr. Keenan served as Chief Technologist at SysData International where he authored RioVision, the first real-time Windows-based administrative tool for controlling security on IBM OS/390 system. Furthermore, he oversaw the development team for QuickStart, a checkpoint/restart utility for batch RDBMS applications running on OS/390 and Unix. At Computer Associates, Mr. Keenan authored CA-Top Secret/VM, the premier security product for IBM's VM operating system. In addition, he also managed both the technical support and development teams for CA-Top Secret/MVS.

      Leo Pudlo. Mr. Pudlo joined us in May 1999. Since 1989, he has served as a private consultant to various organizations providing recommendations regarding operating systems, developing client server products, and expanding software licensing to international markets. Previously, Mr. Pudlo was Vice President of Development and Support at Computer Associates International, where he overhauled the lowest-rated product and turned it into one of the company's key products. He successfully managed numerous programming projects that brought innovative software to the IBM environment. Prior to 1981, Mr. Pudlo has held various positions in managing IBM systems, software and IBM data centers at multiple locations. He holds a BA in Business Administration from Roosevelt University and an AA in Computer Science from Bryant and Stratton Business College.

Conflicts of Interest

      There is no family relationship between any of the officers and directors. The board of directors has not established any committees.

Compensation of Directors

      As Mr. Mahoney, the sole director, is also an employee, he receives no compensation for his services as director, either on an annual basis or for each meeting, and neither is he reimbursed for any expenses he incurs in attending meeting of the board of directors.

Executive Compensation

      The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the 1999 fiscal year. None of the executives were employed by us during fiscal years 1998 or 1997. Other than as set forth below, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.


                           Summary Compensation Table

                                                                                            Securities
                                                              Other Annual    Restricted    Underlying     LTIP      All Other
Name and Position(s)        Year     Salary ($)     Bonus     Compensation      Stock      Options/SARs   Payouts   Compensation
--------------------        ----     ----------     -----     ------------      -----      ------------   -------   ------------

Jerome R. Mahoney.......... 1999     $180,000         0            0              0             0            0           0
  Chief Executive Officer
  and President

Leo Pudlo.................. 1999     $80,000          0            0           250,000(1)     140,000        0           0
  Vice President of
   Operations

Joel G. Beagelman (2)       1999    $104,000          0            0              0             0            0           0
  Former CFO, Secretary
  and Treasurer

(1) Represents restricted stock that may not be sold unless pursuant to an exemption under the Securities Act of 1933.

(2) Effective May 16, 2000, Mr. Beagelman resigned as our Chief Financial Officer, Secretary, and Treasurer.


Employment Contracts and Termination of Employment and Change-in-Control Arrangements

      Mr. Mahoney has an employment agreement with us dated April 28, 1999. His period of employment commenced on May 1, 1999, and terminates on April 30, 2004. The agreement provides for a base salary of $180,000 per year, with an annual increase of 10%.

      Mr. Pudlo has an employment agreement with us dated January 11, 2000. This agreement provides for a three-year period term and a base salary of $80,000 with annual increases. In addition, we granted Mr. Pudlo 250,000 shares of our Class A common stock and stock options to purchase a further 140,000 shares of our Class A common stock at $0.35 per share.

      Joel Beagelman had a consulting agreement with us that was terminated with Mr. Beagelman's resignation on May 16, 2000. It had a five-year term with compensation of $104,000 per year. We also granted Mr. Beagelman stock options to purchase up to 9,000,000 shares of our Class A common stock. Mr. Beagelman also received 50,000 shares of IntermediaNet common stock in lieu of services provided related to the merger of International Voice Technologies into Visual Telephone (see "Description of Business--Background.") We acquired these shares as the result of settlement of a contract dispute with IntermediaNet; as of May 1999, these shares had an estimated value of less than $5,000.

Stock Options

      During the 1999 fiscal year we awarded the following options under our 1999 Stock Option Plan to the executive officers named in the "Summary Compensation Table:"


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                               (Individual Grants)

                     Number of          % of Total
                     Securities        Options/SARs     Exercise of
                     Underlying         Granted to         Base
                   Options/SARs          Employees         Price     Expiration
Name                  Granted         in Fiscal Year     ($/Share)      Date
----                  -------         --------------     ---------      ----

Leo Pudlo (1)         140,000              29.8%           $0.35       6/15/04

(1) We granted Mr. Pudlo these options as part of his employment agreement dated June 2, 1999, which has been replaced by an agreement dated January 11, 2000. One third of these options become exercisable on

      May 24, 2000, the one year anniversary of Mr. Pudlo's commencement date, with a further one third becoming exercisable on each succeeding anniversary of the commencement date. As of the date of this filing, Mr. Pudlo has not exercised any of his options.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                        AND FY-END OPTION/SAR VALUE TABLE

                                                   Number of
                                                   Securities
                  Shares                           Underlying                  Value of Unexercised
                 Acquired                         Unexercised                      In-the-Money
                    on                           Options/SARs at                 Options/SARs at
                 Exercise       Value                FY-End                          FY-End
Name               (#  )     Realized ($)   (Exercised/Unexercised)(1)   (Exercisable/Unexercisable)(2)
----             --------     ------------  --------------------------   ------------------------------

Leo Pudlo          None          None              0/140,000                    $9,188/18,378

(1)   As of September 29, 2000.

(2) The options have an exercise price of $0.35 per share. The closing price of our common stock on September 29, 2000 was $0.5469 per share.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In April, 1999, we granted Jerome R. Mahoney the right to an annual increase of 10% in his salary. On May 21, 1999, we issued to Mr. Mahoney 10,000,000 shares of our Class A common stock shares and 700,000 shares of our Class B common stock in the merger of International Voice Technologies into Visual Telephone. (See "Description of Business--Background."). Each share of our Class B common stock has voting rights equivalent to 100 shares of Class A common stock and may be converted into an equal number of shares of our Class A common stock.

      On June 5, 1999, Saraj Tschand, the founder and owner of Parwan Electronics, received 3.2 million shares of our common stock in exchange for giving us all Parwan Electronics pre-developed software code. Parwan Electronics retained its existing international clientele but cannot sell to new or existing domestic or international accounts.

      During the period June 1 through June 8, 2000, Jerome R. Mahoney, our President and Chief Executive Officer, sold 971,000 shares of our common stock under Rule 144 of the Securities Act of 1933, as amended, realizing $396,798 of aggregate proceeds from these sales. Mr. Mahoney loaned us these proceeds pursuant to a loan agreement in order to fund our working capital requirements. Under the terms of the loan agreement, we will repay Mr. Mahoney with a number of shares of common stock equal to the number of shares that he sold, plus an additional 262,170 shares of our common stock to reimburse Mr. Mahoney for the income tax he paid upon the sale of his shares of common stock, plus additional shares with a value equal to interest calculated at the prime rate.

      During the period August 24 through September 29, 2000, Mr. Mahoney sold a further 537,000 shares of our common stock under Rule 144 realizing $239,118 of aggregate proceeds from these sales. Mr. Mahoney loaned to us these proceeds pursuant to a second loan agreement to fund our working capital requirements. Under the terms of the loan agreement, we will repay Mr. Mahoney with a number of shares of our common stock equal to the number of shares that he sold, plus an additional 144,990 common stock shares to reimburse him for the income tax he paid upon the sale of his shares, plus additional shares with a value equal to interest calculated at the prime rate.

      On December 1,1998, Mr. Mahoney loaned us $21,000. He also deferred sales commissions of $34,000, deferred salary increases of $9,000 for the period of April 1 through September 30, 1999, and deferred reimbursement of expenses totaling $5,400. In total, Mr. Mahoney deferred payments aggregating $69,400. In consideration of further deferring these payments, we have issued Mr. Mahoney 600,000 shares of our Class B common stock. In an agreement between Mr. Mahoney and us, Mr. Mahoney has agreed not to convert these shares of Class B common stock into Class A common stock.

                             DESCRIPTION OF PROPERTY

      In April 2000, we entered into a non-cancelable lease commitment for office furniture and equipment for our Matawan, New Jersey facility. The lease calls for 36 equal monthly payments of $2,150.69 plus applicable state sales taxes. The lease, payable to JDR Capital Corporation, has a $1 purchase option and imputed interest rate of 20.78%. In June 2000, we entered into a non-cancelable lease commitment for computer equipment for our Matawan, New Jersey facility. The lease calls for 36 equal monthly payments of $1,366.87, which includes applicable state sales taxes. The lease, payable to Fisher-Anderson, LLC, has a $1 purchase option an imputed interest rate of 22.31%.


                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock on September 30, 2000, by (1) all persons who are beneficial owners of 5% or more of our common stock,
(2) each director and nominee, (3) the executive officers named in the "Summary Compensation Table," and (4) all directors and executive officers as a group.

      The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of September 30, 2000, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person's spouse) with respect to all shares of capital stock listed as owned by that person or entity. The shares of our Class A common stock represented here includes the shares of our Class A common stock that the beneficial holders would directly possess if they converted all shares of our Class B common stock held by them.

Name and Address of                       Amount and Nature     Percentage of
Beneficial Owner     Title of Class       of Beneficial Owner   Common Stock (1)
----------------     --------------       -------------------   ----------------
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Joel Beagelman       Class A common stock    8,703,184 (2)          6.3%
750 Highway 34
Matawan, NJ 07747

SECURITY OWNERSHIP OF MANAGEMENT

Jerome R. Mahoney    Class A common stock    42,092,00 (3)         41.7%
c/o iVoice.com, Inc. Class B common stock      364,000 (4)          100%
750 Highway 34
Matawan, New Jersey
07747

Leo Pudlo            Class A common stock      250,000               *
c/o iVoice.com, Inc.
750 Highway 34
Matawan, New Jersey
07747

Kevin Whalen         Class A common stock       55,000               *
c/o iVoice.com, Inc.
750 Highway 34
Matawan, New Jersey
07747

Robert Keenan        Class A common stock       25,000               *
c/o iVoice.com, Inc.
750 Highway 34
Matawan, New Jersey
07747

*     Less than 1%

(1) Based on 100,822,428 outstanding shares of our Class A common stock and 364,000 shares of our Class B common stock, which Class B shares are convertible into 36,400,000 shares of Class A common stock.

(2) Includes 300,000 shares held by Mr. Beagelman's three children and 3,184 shares held by his wife.

(3) Includes 450,000 shares of our Class A common stock held by Mr. Mahoney's minor children and 364,000 shares of Class B common stock held by Mr. Mahoney that have the voting power of, and may be converted into 36,400,000 shares of Class A common stock.

(4) The shares of Class B common stock held by Mr. Mahoney have the voting power of, and may be converted into 36,400,000 shares of Class A common stock.


                            DESCRIPTION OF SECURITIES

      We are authorized to issue 150,000,000 shares of Class A common stock, par value $.01 per share and 700,000 shares of Class B common stock, par value $.01 per share.

Class A Common Stock

      Each holder of Class A common stock is entitled to one vote for each share held of record. Holders of Class A common stock have no preemptive, subscription, conversion, or redemption rights. Upon our liquidation, dissolution or winding-up, the holders of Class A common stock are entitled to receive our assets pro rata. Each holder of Class A common stock is entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. We have not paid any dividends on our common stock and do not contemplate doing so in the foreseeable future. We anticipate that any earnings generated from operations will be used to finance our growth.

      A total of 100,822,428 shares of Class A common stock were issued and outstanding as of September 30, 2000.

Class B Common Stock

      Each holder of Class B common stock has voting rights equal to 100 shares of Class A common stock. Holders of Class B common stock are not entitled to receive dividends. Jerome R. Mahoney is the sole owner of Class B common stock, of which there are 700,000 shares issued and 364,000 shares outstanding as of September 30, 2000. Each holder of Class B common stock has the right to convert shares of Class B common stock into 100 shares of Class A common stock. Upon our liquidation, dissolution, or winding-up, holders of Class B common stock will not be entitled to receive any distributions.

      There are no cumulative voting rights with respect to election of directors, so holders of more than 50% of the outstanding shares of common stock can elect all of the directors if they choose to do so.

Options and Warrants

      As of September 30, 2000, we had outstanding options to purchase 811,500 shares of our Class A common stock granted under our 1999 Stock Option Plan. One of these option grants vests in increments of 33% per year and all other option grants vest 25% annually. All options expire five years from the date of grant. The exercise price of the options ranges between $0.29 and $3.75 per share. As of September 30, 2000, 61,620 of the options were exercisable.

      As of September 30, 2000, we had outstanding warrants to purchase 470,000 shares of our Class A common stock. These warrants have exercise prices ranging from $0.0583 per share to $2.00 per share. These warrants will expire at various times between January 1, 2001 and April 6, 2004.

Debt

      As of September 30, 2000, we had outstanding ten convertible debentures with an aggregate principal of $500,000. These debentures bear interest at 12% per annum, are payable on December 1, 2000, and are convertible into shares of our Class A common stock at the option of the holder by dividing the outstanding principal and interest by the conversion price. The conversion price equals 50% of the average bid price during the 20 trading days before the conversion date. We are in default of several provisions of the agreements pursuant to which we issued the debentures, in particular the requirement that we register the shares issuable upon conversion of the debentures within 150 days of October 18, 1999 (the effective date of the debentures).

Statutory Provisions Under Delaware General Corporation Law

      Section 203 of the Delaware General Corporation Law provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a publicly-held Delaware corporation subject to the statute (an "Interested Stockholder") may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) upon consummation of the Business Combination, the Interested Stockholder owns 85% or more of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock option plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) the Business Combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

      Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder or transactions in which the Interested Stockholder receives certain other benefits.

      These provisions could have the effect of delaying, deferring or preventing a change of control. Our stockholders, by adopting an amendment to our certificate of incorporation or bylaws, may elect not to be governed by
Section 203, effective twelve months after adoption. Neither our certificate of incorporation nor our bylaws currently exclude us from the restrictions imposed by Section 203.

      The Delaware General Corporation Law permits a corporation, through its certificate of incorporation, to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty of loyalty and care as a director with certain exceptions. The exceptions include a breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, and improper personal benefit. Our certificate of incorporation exonerates our directors from monetary liability to the fullest extent permitted by this statutory provision.

Transfer Agent and Registrar

      Our transfer agent and registrar is Fidelity Transfer Company, 1800 South West Temple, Suite 301, Salt Lake City, UT 84115.


                              INVESTMENT AGREEMENT

Overview

      On August 17, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. The investment agreement entitles us to issue and sell our Class A common stock from time to time for up to an aggregate of $20 million during a maximum of three years following the effective date of the registration statement of which this prospectus forms a part, on condition that we meet certain listing and pricing requirements described in the investment agreement. This right is referred to as a "put right." The aggregate put right amount will be increased to $40 million if our shares are quoted on the Nasdaq SmallCap Market or National Market and if the lowest closing price of our common stock for the 15 trading days immediately preceding listing is at least $2.50.

Put Rights

      In order to invoke a put right, we must have an effective registration statement on file with the SEC registering the resale of the shares of our Class A common stock that we issue as a consequence of our invoking the put right. Additionally, we must give at least ten but not more than 20 business days advance notice to Swartz of the date on which we intend to exercise a particular put right and we must indicate the number of shares of Class A common stock we intend to sell to Swartz. At our option, we may also designate a maximum dollar amount of Class A common stock (not to exceed $2 million) that we will sell to Swartz during the put and/or a minimum purchase price per common share at which Swartz may purchase shares during the put. The number of shares of our common stock we sell to Swartz may not exceed the lesser of (1) 1,500,000 shares, (2) 15% of the aggregate daily reported trading volume of our common shares, excluding certain block trades of our Class A common stock, during the 20 business days after the date of our put notice, excluding any trading days in which our Class A common stock trades below a price based upon a minimum price, if any, that we specify in our put notice; (3) 15% of the aggregate daily reported trading volume of our common shares, excluding certain block trades of our Class A common stock, during the 20 business days before the put date, and
(4) a number of shares that, when added to the number of shares acquired by Swartz under the investment agreement during the 31 days preceding the put date, would exceed 9.99% of our total number of shares of Class A common stock outstanding (as calculated under Section 13(d) of the Securities Exchange Act of 1934).

      The market price of shares of our common stock during the 20 business days immediately following the put notice date is used to determine the purchase price Swartz will pay and the number of shares we will issue in return. For each share of our Class A common stock, Swartz will pay us the lesser of (1) the market price for each share, minus $.075, and (2) 91% of the market price for each share. except that Swartz must pay at least the designated minimum per share price, if any, we specify in our notice. Market price is defined as the lowest closing bid price for our Class A common stock during the 20 business day pricing period immediately following the put date.

Warrants

      Within five business days after the end of each pricing period, we are required to issue and deliver to Swartz a warrant to purchase a number of shares of our Class A common stock equal to 10% of the shares of Class A common stock issued to Swartz in the applicable put. Each warrant will be exercisable at a price that will initially equal 110% of the lowest closing bid price on the put date for the applicable put. Each warrant will have semi-annual reset provisions, will be immediately exercisable, and will have a term beginning on the date of issuance and ending five years thereafter.

Limitations and Conditions Precedent to our Put Rights

      Swartz is not required to acquire and pay for any shares of our Class A common stock with respect to any particular put for which:

      o we have issued shares of our Class A common stock that have been paid for by Swartz and is equal to the maximum offering amount;

      we have announced or implemented a stock split or combination of our Class A common stock;

      we have paid a Class A common stock dividend;

      we have made a distribution of our Class A common stock or of all or any portion of our assets between the put notice date and the date the particular put closes; or

      we have consummated a major transaction (including a transaction, which constitutes a change of control) between the advance put notice date and the date the particular put closes.

Short Sales

      Swartz and its affiliates are prohibited from engaging in short sales of our Class A common stock unless they have received a put notice and the amount of shares involved in a short sale does not exceed the number of shares specified in the put notice.

Cancellation of Puts

      We must cancel a particular put between the date of the advance put notice and the last day of the pricing period if we discover an undisclosed material fact relevant to Swartz's investment decision, the registration statement registering the resales of the Class A common shares becomes ineffective, or our shares of Class A common stock are delisted from the then primary exchange. If a put is canceled it will continue to be effective, but the pricing period for the put will terminate on the date notice of cancellation of the put is given to Swartz. Because the pricing period will be shortened, the number of shares Swartz will be required to purchase in the canceled put may be smaller than it would have been had the put not been canceled.

Stockholder Approval

      If we become listed on the Nasdaq Small Cap Market or the Nasdaq National Market, then we must get stockholder approval to issue more than 19.99% of our outstanding shares. Since we are currently quoted on the OTC Bulletin Board, we will not need this stockholder approval.

Termination of Investment Agreement

      We may terminate our right to initiate further puts or terminate the investment agreement by providing Swartz with notice of such intention to terminate; however, any such termination will not affect any other rights or obligations we have concerning the investment agreement or any related agreement.

Restrictive Covenants

      During the term of the investment agreement and for a period of 30 days thereafter, we are prohibited from certain transactions. These include the issuance of any debt or equity securities in a private transaction. We are also prohibited from entering into any private equity line type agreements similar to the investment agreement without first obtaining Swartz's written approval.

Right of First Refusal

      Swartz has a right of first refusal to purchase any shares of our common stock or any other equity securities we may issue, including debt that is convertible, exercisable, exchangeable for, or carries the right to receive, additional shares offered by us in any private capital raising transaction of equity securities that closes on or prior to 30 days after the termination of the investment agreement.

Indemnification

      We are obligated to indemnify Swartz (including their stockholders, officers, directors, employees and agents) from all liability and losses resulting from any misrepresentations or breaches we made in connection with the investment agreement, our registration rights agreement, other related agreements, or the registration statement.


                              SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the selling stockholder as of September 30, 2000. Except as set forth below, no selling stockholder is an affiliate of ours or has had a material relationship with us during the past three years. The selling stockholders are not affiliated with registered broker-dealers.

                            Beneficial
                            Ownership of     Maximum Number      Amount and Percentage
                            Common Stock     of Shares of         of Common Stock
                               as of         Common Stock        Beneficially Owned
Name                     September 30, 2000  Offered for Sale    After the Offering (1)
----                     ------------------  ----------------    ----------------------
                                                                  Number   Percentage
                                                                  ------   ----------

Swartz Private Equity, LLC    5,490,000 (2)     5,490,000           0          *

Swartz Private Equity, LLC   42,810,000 (3)    42,810,000           0          *

Lawrence A. Muenz               500,000 (4)       500,000           0          *

* Less than 1%.

(1) Assumes that the selling stockholder will sell all of its shares of our Class A common stock offered in this prospectus. We cannot assure you that the selling stockholder will sell all or any of its shares.

(2) Represents 5,490,000 shares of our common stock issuable upon exercise of outstanding warrants issued to Swartz Private Equity, LLC as a commitment fee for entering in the investment agreement that are currently exercisable, representing approximately 5.4% of our issued and outstanding Class A common stock as of September 30, 2000.

(3) Includes (solely for purposes of this prospectus) up to an aggregate of 35,100,000 shares of our Class A common stock that we may sell to Swartz pursuant to our investment agreement with Swartz and 3,510,000 shares of Class A common stock underlying warrants to purchase shares of our Class A common stock issuable in connection with the investment agreement, which shares would represent 10% of the amount of shares of Class A common stock sold to Swartz, but would not be deemed beneficially owned within the meaning of Sections 13(d) and 13(g) of the Exchange Act before they were acquired by Swartz. It is expected that Swartz will not beneficially own more than 9.9% of our outstanding Class A common stock at any time.

(4) Represents 500,000 shares of our Class A common stock issued to Mr. Muenz in lieu of cash payment for legal services rendered to us to date and includes 50,000 shares held by Mr. Muenz as custodian for his minor children.


                              PLAN OF DISTRIBUTION

      We are registering the resale of our Class A common stock on behalf of the selling stockholders. A selling stockholder includes donees, transferees and pledges selling shares of Class A common stock received from a named selling stockholder after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders or by other persons acquiring shares, including brokers who borrow the shares to settle short sales of our Class A common stock. If any of the selling stockholders transfer any of their shares, each transferee must be bound to the same restrictions and limitations that apply to the selling stockholders described in this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares offered in this prospectus. The selling stockholders will bear all brokerage commissions and similar selling expenses associated with the sale of the shares.

      The selling stockholders may offer their shares of our Class A common stock at various times in one or more of the following transactions:

      o on any stock exchange, market or trading facility on which the shares are traded;

      o in privately negotiated transactions or otherwise, including an underwritten offering;

      o in connection with short sales of the shares of our Class A common stock;

      o in ordinary brokerage transactions and transactions in which a broker solicits purchasers;

      o in connection with the writing of non-traded and exchange-traded call or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

      o in a block trade in which a broker-dealer, as agent, may resell a portion of the block, as principal, in order to facilitate the transaction;

      o in a purchase by a broker-dealer, as principal, and resale by the broker-dealer for its account;

      o     in a combination of any of the above transactions; or

      o     any other method permitted pursuant to applicable law.

      The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. Each of the selling stockholders reserves the right to accept, and together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the Class A common stock to be made directly or through agents.

      The selling stockholders may use broker-dealers to sell their shares in which case broker-dealers will either receive discounts, commissions or concessions from purchasers of shares for whom they act as agents. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales.

      Swartz Private Equity, LLC is an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 with respect to any shares of Class A common stock that it sells. The other selling stockholder and any broker-dealers or agents that act in connection with the sale of shares might be deemed to be underwriters and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because Swartz Private Equity, LLC is an underwriter within the meaning of
Section 2(11) of the Securities Act and because the other selling stockholder might be deemed to be an underwriter, they will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales of our Class A common stock in the market.

      In addition to selling shares of our Class A common stock under this prospectus, the selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of Rule 144.

                                LEGAL PROCEEDINGS

      We have been named a defendant in a lawsuit brought about by Communication Research, Inc., or "CRI." In this lawsuit, CRI makes claims against us of constructive eviction, trespass, breach of contract, conversion, interference with economic relations, and quantum merit. We believe that we will prevail in the case, and in any event the outcome could not have a material adverse effect on our business.

      We have been named defendant in a lawsuit brought by Fisher Scientific International, Inc. filed April 11, 2000. In this lawsuit, Fisher makes claims against International Voice Technologies, Inc., a company of which the successor (see "Description of Business--Background"), of breach of contract, fraudulent misrepresentation, and breach of implied warranty of merchantability for failure of a voicemail system sold to Fisher by International Voice Technologies to perform to operate as represented. This suit calls for compensatory damages of $17,999 plus reasonable internal costs associated with the assistance of the voicemail installation and punitive damages of $20,000. We have not accrued any amounts with respect to this lawsuit, and the outcome could not have a material adverse effect on our business.


                                  LEGAL MATTERS

      Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, New York 10022, has passed on the validity of the Class A common stock being offered in this prospectus.


                                     EXPERTS

      The audited consolidated financial statements, included in this Prospectus, have been examined by Merdinger, Fruchter, Rosen & Corsp, P.C., independent certified public accountants, and are included herein in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

      For further information with respect to us and the common stock we are offering, please refer to the registration statement. A copy of the registration statement can be inspected by anyone without charge at the public reference room of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the

Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60601. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Copies of these materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

                          INDEX TO FINANCIAL STATEMENTS

                              FINANCIAL STATEMENTS
                                December 31, 1999

Item                                                                      Page

Independent Auditors' Report............................................  F-1
Balance Sheets as of December 31, 1999 and 1998.........................  F-2
Statements of Operations for the years ended December 31, 1999 and 1998................................................................  F-3
Statements of Changes in Shareholders' Equity for the years ended
December 31, 1999 and 1998..............................................  F-4
Statements of Cash Flows for the years ended December 31, 1999 and 1998................................................................  F-6
Notes to Financial Statements...........................................  F-8

                              FINANCIAL STATEMENTS
                               September 30, 2000

Balance Sheet as of September 30, 2000 (unaudited)......................  F-27
Statements of Operations for the three months and nine months ended
September, 2000 and 1999 (unaudited)....................................  F-28
Statements of Cash Flows for the three months and nine months ended
September 30, 2000 and 1999 (unaudited).................................  F-29
Notes to Financial Statements (unaudited) ..............................  F-31

                              FINANCIAL STATEMENTS


                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS' OF
IVOICE.COM, INC.

We have audited the accompanying balance sheets of iVoice.com, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iVoice.com, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(a), the Company had a loss and a negative cash flow from operations along with negative working capital which raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also discussed in
Note 1(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                              MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                              Certified Public Accountants

New York, New York
April 24, 2000

                                IVOICE.COM, INC.
                                 BALANCE SHEETS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                 December 31,
                                                              1999          1998
                                                           ---------     ----------
    ASSETS
CURRENT ASSETS

  Cash and cash equivalents                              $   195,861    $    71,328
  Accounts receivable, net of allowance for
   doubtful accounts of $50,000 and $7,500                    31,726         46,865
  Inventory                                                   10,140          8,457
  Prepaid expenses and other current assets                   52,100          2,100
  Debt issue costs                                           362,541             --
                                                         -----------    -----------
    Total current assets                                     652,368        128,750

Property and equipment, net of accumulated
 depreciation of $17,836 and $3,186                           55,408         12,743

Software license costs, net of accumulated
 amortization of $54,400                                     489,600             --
                                                         -----------    -----------

    TOTAL ASSETS                                         $ 1,197,376    $   141,493
                                                         ===========    ===========

    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
   Accounts payable and accrued expenses                 $   181,754    $   132,116
   Legal settlement payable                                4,800,000             --
   Due to related parties                                     21,000         20,000
   Convertible debentures                                    350,000             --
   Note payable                                                   --         12,318
                                                         -----------    -----------

     Total liabilities                                     5,352,754        164,434

Commitments and contingencies                                     --             --

STOCKHOLDERS' DEFICIENCY
   Common stock, series A - par value $.01; authorized
   75,000,000 and 40,000,000 shares, 54,093,663 and
   10,000,000 issued and outstanding                         540,937        100,000
   Common stock, series B - no par value; authorized,
    issued and outstanding 700,000 and 400,000 shares             70             40
   Additional paid in capital                              1,395,671        (85,289)
   Accumulated deficit                                    (6,092,056)       (37,692)
                                                         -----------    -----------
     Total stockholders' deficiency                       (4,155,378)       (22,941)
                                                         -----------    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY      $ 1,197,376    $   141,493
                                                         ===========    ===========

     The accompanying notes are an integral part of the financial statement.

                                IVOICE.COM, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                            For the Year Ended
                                                               December 31,
                                                          1999          1998
                                                        --------     ---------

SALES, net                                           $   776,773    $   626,486

COST OF SALES                                            280,317        382,501
                                                     -----------    -----------

GROSS PROFIT                                             496,456        243,985
                                                     -----------    -----------
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES
   Selling expenses                                      168,707         33,685
   General and administrative expenses                 1,177,730        237,306
   Bad debt expense                                       39,874          7,500
   Provision for obsolescence                             31,000             --
   Non-recurring expenses (see Note 11)                5,028,000             --
   Depreciation and amortization                          69,050          3,186
                                                     -----------    -----------
Total selling, general and administrative expenses     6,514,361        281,677
                                                     -----------    -----------

LOSS FROM OPERATIONS                                  (6,017,905)       (37,692)

OTHER EXPENSE
   Interest expense                                      (36,459)            --
                                                     -----------    -----------

LOSS BEFORE INCOME TAXES                              (6,054,364)       (37,692)

PROVISION FOR INCOME TAXES                                    --             --
                                                     -----------    -----------

NET LOSS                                             $(6,054,364)   $   (37,692)
                                                     ===========    ===========

NET LOSS PER COMMON SHARE
   Basic                                             $      (.20)   $      (.00)
                                                     ===========    ===========
   Diluted                                           $      (.20)   $      (.00)
                                                     ===========    ===========

     The accompanying notes are an integral part of the financial statement.

                                IVOICE.COM, INC.
                      STATEMENT OF STOCKHOLDERS' DEFICIENCY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                   Common Stock              Common Stock
                                                      Series A                 Series B
                                                  Shares    Amount          Shares     Amount
Balance,
January 1,1998, adjusted to reflect
 outstanding shares of Visual                  10,000,000   $  100,000      400,000   $       40
Net loss for the year ended
December 31,1998                                       --           --           --           --
                                               ----------   ----------   ----------   ----------

Balance at December 31,1998                    10,000,000      100,000      400,000           40

Acquisition of net asset of Visual             36,932,364      369,324      300,000           30

Issuance of common stock for
 software license costs                         3,200,000       32,000           --           --

Issuance of common stock for services           2,630,000       26,300           --           --

Issuance of common stock for exercise
 of stock options                                 100,000        1,000           --           --

Issuance of common stock for cash                 981,299        9,813           --           --

Issuance of common stock for compensation         250,000        2,500           --           --

Issuance of stock options as compensation              --           --           --           --

Issuance of convertible bonds                          --           --           --           --

Net loss for the year ended December 31,1999           --           --           --           --
                                               ----------   ----------   ----------   ----------


Balance at December 31,1999                    54,093,663   $  540,937      700,000   $       70
                                               ==========   ==========   ==========   ==========

   The accompanying notes are an integral part of the financial statement.

                               IVOICE.COM, INC.
              STATEMENT OF STOCKHOLDERS' DEFICIENCY (Continued)
                 FOR THE YEARS ENDED DECEMBER 31,1999 AND1998

                                                Additional                      Total
                                                  Paid in     Accumulated    Stockholders'
                                                  Capital       Deficit       Deficiency
Balance,
January 1,1998, adjusted to reflect
 outstanding shares of Visual                  $   (85,289)   $        --    $    14,751
Net loss for the year ended
December 31,1998                                        --        (37,692)       (37,692)
                                               -----------    -----------    -----------

Balance at December 31,1998                        (85,289)       (37,692)       (22,941)

Acquisition of net asset of Visual                (231,354)            --        138,000

Issuance of common stock for
 software license costs                            512,000             --        544,000

Issuance of common stock for services              264,500             --        290,800

Issuance of common stock for exercise
 of stock options                                   13,000             --         14,000

Issuance of common stock for cash                  231,314             --        241,127

Issuance of common stock for compensation           85,000             --         87,500

Issuance of stock options as compensation          256,500             --        256,500

Issuance of convertible bonds                      350,000             --        350,000

Net loss for the year ended December 31,1999            --     (6,054,364)    (6,054,364)

Balance at December 31,1999                    $ 1,395,671    $(6,092,056)   $(4,155,378)
                                               ===========    ===========    ===========

   The accompanying notes are an integral part of the financial statement.

                               IVOICE.COM, INC.
                           STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                             For the Year Ended
                                                                 December 31,
                                                             1999          1998
                                                        --------------------------
CASH FLOW FROM OPERATING ACTIVITIES
  Net loss                                              $(6,054,364)   $   (37,692)
  Adjustments to reconcile net loss to net
   cash (used in) provided by operating activities
  Depreciation and amortization                              69,050          3,186
  Bad debt expense                                           42,500          7,500
  Provision for obsolescence                                 31,000             --
  Legal settlement expense                                4,500,000             --
  Debt issue expense                                         32,959             --
  Common stock issued for consulting services               290,800             --
  Common stock issued for compensation                       56,500             --
  Stock options issued as compensation                      256,500             --
    Changes in certain assets and liabilities:
    Increase in accounts receivable                         (27,361)        (4,365)
    Decrease in inventory                                    81,191          4,075
    Increase in prepaid expense                                  --             --
    Increase in accounts payable and
      accrued expenses                                       49,638        116,416
    Increase in legal settlement payable                    300,000             --
                                                        -----------    -----------
Total cash (used in) provided by operating activities      (371,587)        89,120
                                                        -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                         (1,189)        (5,186)
                                                        -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                                  255,127             --
  Prepaid offering and debt issue costs                     (95,500)            --
  Repayment of notes payable                                (12,318)       (27,554)
  Sale of convertible debentures                            350,000             --
                                                        -----------    -----------
Total cash provided by (used in) financing activities       497,309        (27,554)
                                                        -----------    -----------

NET INCREASE IN CASH AND  CASH EQUIVALENTS                  124,533         56,380

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                71,328         14,948
                                                        -----------    -----------
CASH AND CASH EQUIVALENTS - END OF YEAR                 $   195,861    $    71,328
                                                        ===========    ===========

CASH PAID DURING THE YEAR FOR:
  Interest expense                                      $    41,708    $        --
                                                        ===========    ===========
  Income taxes                                          $        --    $        --
                                                        ===========    ===========

   The accompanying notes are an integral part of the financial statement.

                              IVOICE.COM, INC.
                     STATEMENTS OF CASH FLOWS (Continued)
                          DECEMBER 31, 1999 AND 1998


SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

      a) On May 21, 1999, the Company executed a Reorganization Agreement that provided that the Company and International Voice Technologies, Corp. ("IVT") would be merged and the Company would be the surviving entity. In connection with the merger transaction, the sole shareholder of IVT, received the following:

                  i) 10,000,000 shares of the Company's Class A common stock and
                  ii)   400,000 shares of the Company's Class B common stock.

      b) On May 14, 1999, the Company issued 9,000,000 stock options to purchase the Company's class A common stock for $.033 per share.

      c) On June 15, 1999, the Company issued 250,000 shares of Class A common stock in relation to an employee agreement.

      d) On June 25, 1999, the Company issued 3,200,000 shares of the their Class A common stock valued at .17 per share or $544,000 in connection with the purchase of pre-developed software codes.

      e) In connection with the Reorganization Agreement, the stock price was calculated using an average of the share price before the merger when the agreement was accepted. A consulting company received 2,000,000 shares of the Company's Class A common stock, valued at .114 per share or $228,000 for services performed during April and May 1999.

      f) The Company issued 230,000 shares of its Class A common stock valued at $30,800 for services performed relating to the merger during May 1999.

      g) The Company issued 400,000 shares of its Class A common stock for legal services valued at $32,000 for services performed relating to the merger during April and May 1999.

      h) The Company incurred non-cash debt issue costs totaling $350,000 in relation to their 50% discount on the issuance of the 12% convertible bonds (see Note 7).

      i) As described in notes 8(f) and 12(b), the Company issued 2,000,000 shares of its Class A common stock valued at $4,500,000 in relation to a legal settlement.

     The accompanying notes are an integral part of the financial statement.

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a)  Basis of Presentation
            The accompanying financial statements include the accounts of iVoice.com, Inc. (the "Company"), formerly known as Visual Telephone International, Inc. ("Visual"), which was incorporated under the laws of Utah on December 2, 1995, subsequently changed to Delaware.

            Effective May 21, 1999, Visual and International Voice Technologies, Corp. ("IVT") entered into a merger agreement whereby the Company would be the surviving entity (see Note 2 for Reorganization). As a result, IVT's former shareholder obtained control of Visual. For accounting purposes, this acquisition has been treated as a recapitalization of IVT.

            The financial statements presented include only the accounts of IVT from its inception (December 17, 1997 - operations began January
            1998) through May 21, 1999, and that of iVoice (Visual and IVT merged) from May 22, 1999 through December 31, 1999.

            The Company is publicly traded and is currently exempt from the requirement to register with a non-reporting public company traded on the Over The Counter Bulletin Board ("OTCBB"). The Company is required to become a fully reporting company by May 24, 2000 in order to continue to be quoted on the OTCBB.

            As reflected in the accompanying financial statements, the Company had a loss and a negative cash flow from operations as well as a negative working capital as of December 31, 1999. These matters raise substantial doubt about the Company's ability to continue as a going concern.

            In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to continue to raise capital and generate positive cash flows from operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

            Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a)  Basis of Presentation (continued)
            ---------------------------------

            o The Company has entered into a letter of intent with an investment banking firm to raise between $1,000,000 to $5,000,000 in convertible debentures (see Note 12g).

            o Re-negotiate the terms relating to their 12% convertible debentures (see Notes 7 and 12m).

            o Structure arrangements for the provision of services by outside consultants and third party providers in a manner which reserves the cash flow of the Company, such as through agreements which require those consultants or service providers to take a portion of any agreed-upon fee in stock or stock options (see Note 12).

            o Expand the company through acquisitions that will enable the Company to integrate new technology with their existing technology (see Note 12a).

            o     Expand their sales force to help grow sales.

        b)  Line of Business
            The Company is a communication company primarily engaged in the development, manufacturing and marketing of voice and computer technology communication systems for small-to-medium sized businesses and corporate departments. The technology allows these businesses to communicate more effectively by integrating their traditional office telephone systems with voicemail, automated attendant and Interactive Voice Response ("IVR") functions. IVR products allow information in PC databases to be accessed from a standard touch-tone telephone system. The Company sells its products through Dealer and Reseller channels as well as through OEM agreements with certain telecommunications and networking companies throughout the United States.

        c)  Use of Estimates
            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        d)  Revenue Recognition
            The Company obtains its income from the sale of its systems and from commissions obtained from securing telephone usage contracts for a regional telecommunications company. These commissions are a monthly percentage of the gross usage charges of the customers obtained by the Company. The Company recognizes revenue at the time of shipment for sales of systems which do not require customization to be performed by the Company. Revenue for systems which require customization to be performed by the Company are recognized by the contract method of accounting, using percentage of completion for larger more complex systems (generally over a $25,000 sales price).

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        d)  Revenue Recognition (continued)
            Progress toward completion is measured by costs incurred to date as a percentage of total estimated costs for each contract. Unbilled receivables accrued under percentage of completion method amounted to $-0- as of December 31, 1999 and 1998, respectively. The completed contract method is used for smaller systems.

            The Company recognizes revenue from services at the time the service is performed or over the period of the contract for maintenance/support.

        e)  Advertising Costs
            Advertising costs are expensed as incurred and are included in selling expenses. For the years ended December 31, 1999 and 1998, advertising expense amounted to $42,136 and $0, respectively.

        f)  Cash and Cash Equivalents
            The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

        g)  Concentration of Credit Risk
            The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the year.

        h)  Inventory
            Inventory, consisting primarily of system components, is valued at the lower of cost or market. Cost is determined on a first-in, first-out basis.

        i)  Property and Equipment
            Property and equipment is stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally five to seven years. Maintenance and repairs are charged to expense as incurred.

        j)  Software License Cost
            Software license costs are recorded at the lower of cost or fair market value as of the date of purchase. These costs represent the purchase of various exploitation rights to certain software, pre-developed codes and systems patented by Parawan Electronics, Corp. ("Parawan"), a non-related third party. As of December 31, 1999, these costs are capitalized pursuant to Statement of Financial Accounting Standards ("SFAS") 86, paragraph 7 and are being amortized using the straight-line method over a period of five years. As described in Note 1 o), the Company has adopted SFAS No.
            121. The carrying value of software license costs are regularly reviewed by the Company and a loss would be recognized if the value of

                             IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            the estimated un-discounted cash flow benefit related to the asset falls below the unamortization cost. No impairment loss should be recognized as of December 31, 1999.

        k)  Income Taxes
            Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis.

        l)  Offering Costs
            Offering costs consist primarily of professional fees. These costs are charged against the proceeds of the sale of common stock in the periods in which they occur. As of December 31, 1999 the Company has prepaid offering costs totaling $50,000.

        m)  Debt Issue Costs
            Debt issue costs represent various commissions paid and the estimated cost of the 50% conversion discount feature relating to the issuance of the Company's convertible debentures. These costs are being amortized over the life of the debt (see Note 7).

        n)  Fair Value of Financial Instruments
            The carrying value of cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses and deferred revenue approximates fair value due to the relatively short maturity of these instruments.

        o)  Long-Lived Assets
            SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined that an impairment loss should not be recognized for applicable assets of continuing operations.

        p)  Earnings Per Share
            SFAS No. 128, "Earnings Per Share" requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS").

            The computation of basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        p)  Earnings per share (continued)
            during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The shares used in the computations are as follows:



                                                        As of December 31,
                                                         1999         1998
            Basic and Diluted EPS                    30,500,000     10,000,000
                                                     ==========     ==========

        q)  Comprehensive Income
            SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. As of December 31, 1999 and 1998, the Company has no items that represent comprehensive income, and thus, has not included a statement of comprehensive income.

        r)  Recent Accounting Pronouncements
            SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" changes the way public companies report information about segments. SFAS No. 131, which is based on the selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. This statement is effective for the Company's 1999 fiscal year. The Company is in the process of evaluating the disclosure requirements under this standard.

            SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities" requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item. While the standard, as amended, must be adopted in the fiscal year beginning after June 15, 2000, its impact on the Company's consolidated financial statements is not expected to be material as the Company has not historically used derivative and hedge instruments.

            Statement of Position ("SOP") No. 98-1 specifies the appropriate accounting for costs incurred to develop or obtain computer software for internal use. The new pronouncement

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        r) Recent Accounting Pronouncements (continued) provides guidance on which costs should be capitalized, and over what period such costs should be amortized and what disclosures should be made regarding such costs. This pronouncement is effective for fiscal years beginning after December 15, 1998, but earlier application is acceptable. Previously capitalized costs will not be adjusted. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement and therefore believes that adoption will not have a material effect on financial condition or operating results.


            SOP No. 98-5 requires that companies write-off defined previously capitalized start-up costs including organization costs and expense future start-up costs as incurred. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement and therefore believes that adoption will not have a material effect on financial condition or operating results.

NOTE 2 -    CORPORATE REORGANIZATION AND MERGER

            On May 21, 1999, the Company executed a Reorganization Agreement (the "Agreement") that provided that the Company and International Voice Technologies, Corp. ("IVT") would be merged and the Company would be the surviving entity. On May 25, 1999, a certificate of merger was filed with the State of Delaware. In connection with the merger transaction, the sole shareholder of IVT, received the following:

               i)    10,000,000 shares of the Company's Class A common stock;
                     and

               ii)   400,000 shares of the Company's Class B common stock.

            In addition, the two controlling shareholders of Visual sold 300,000 shares of the Company's Class B common stock to IVT's sole shareholder and concurrently canceled a total of 2,000,000 shares of their Class A common stock.

            The Agreement also provided that certain assets of the Company would be transferred to Communications Research, Inc., ("CRI"), a wholly owned subsidiary of Visual. It also provided that the shares of CRI would be distributed pro rata to the Class A shareholders of the Company before the issuance of the 10,000,000 shares to the sole shareholder of IVT. The stock of CRI was distributed at the rate of one share of CRI for each four shares of the Company's Class A stock.

            A finder's fee of 2,000,000 shares was issued on August 30, 1999, in connection with the reorganization.

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 2 -    CORPORATE REORGANIZATION AND MERGER (Continued)

            This merger transaction has been accounted for in the financial statements as a public shell merger. As a result of this transaction the former shareholders of IVT acquired or exercised control over a majority of the shares of Visual. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of IVT and, therefore, these financial statements represent a continuation of the legal entity, IVT, not Visual, the legal survivor. Consequently, the comparative figures are those of iVoice.com. Because the historical financial statements are presented in this manner, proforma financial statements are not required.

            In accounting for this transaction:

                  i) IVT is deemed to be the purchaser and surviving company for accounting purposes. Accordingly, its net assets are included in the balance sheet at their historical book values;

                  ii) Control of the net assets and business of Visual was acquired effective May 21, 1999 (the "Effective Date"). This transaction has been accounted for as a purchase of the assets and liabilities of Visual by IVT at the fair value of $138,000. The historical cost of the net assets acquired was $90,780. A summary of the assigned values of the net assets acquired is as follows:


                              Cash and cash equivalents       $       191
                              Property and equipment              138,809
                              Accrued expenses                     (1,000)
                                                              ------------
                              Net assets acquired             $   138,000
                                                              ============


                  iii) The statements of operations and cash flows include IVT's results of operations and cash flows from January 1, 1998 (date operations began) and Visual's results of operations from the Effective Date.

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998



NOTE 3 -    PROPERTY AND EQUIPMENT

            Property and equipment is summarized as follows:


                                                            December 31,
                                                        1999           1998
            Equipment                                $  8,932       $  8,186
            Furniture and fixtures                     64,312          7,743
                                                     --------       --------
                                                       73,244         15,929
            Less:  Accumulated depreciation          ( 17,836)      (  3,186)
                                                    ---------       --------
               property and equipment, net           $ 55,408       $ 12,743
                                                     ========       ========

            Depreciation expense for the years ended December 31, 1999 and 1998 was $14,650 and $3,186, respectively.

NOTE 4 -    INCOME TAXES

            The components of the provision for income taxes are as follows:

                                                               December 31,
                                                           --------------------
                                                             1999        1998
                                                           -------      -------
               Current Tax Expense
                 U.S. Federal                              $   -        $    -
                 State and Local                               -             -
                                                           ------       ------
               Total Current                                   -             -
                                                           -------      ------

               Deferred Tax Expense
                 U.S. Federal                                  -             -
                 State and Local                               -             -
                                                           -------      ------
               Total Deferred                                  -             -
                                                           ------       ------
               Total Tax Provision from Continuing
                 Operations                                $   -        $    -
                                                           =====        ======

            The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:
               Federal Income Tax Rate                    (34.0)%
                 Deferred Tax Charge (Credit)                -
                 Effect on Valuation Allowance             34.0%
               State Income Tax, Net of Federal Benefit      -
                                                          -----
               Effective Income Tax Rate                    0.0%
                                                          =====

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998



NOTE 4 -    INCOME TAXES (Continued)

            As of December 31, 1999 and 1998, the Company had net carryforward losses of approximately $1,700,000 and $38,000 that can be utilized to offset future taxable income through 2014. Utilization of these net carryforward losses is subject to the limitations of Internal Revenue Code Section 382. Because of the current uncertainty of realizing the benefit of the tax carryforward, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

            Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                               December 31
                                                      --------------------------
                                                         1999          1998
                                                      --------------------------

               Net Operating Loss Carryforwards       $  578,000   $    12,920
               Less:  Valuation Allowance             (  578,000)  (    12,920)
                                                     -----------   -----------
               Net Deferred Tax Assets                $       --   $        --
                                                     ===========   ===========

            Net operating loss carryforwards expire starting in 2007 through 2014.

NOTE 5 -    DUE TO RELATED PARTY

            As of December 31, 1999 and 1998, due to related parties represents non-interest bearing advances of $21,000 and $20,000, respectively, from an officer (see also Notes 8, 9 and 10).

NOTE 6 -    NOTE PAYABLE

            Note payable represented a $12,318 note payable to the Bank of New York, as of December 31, 1998. The note has been repaid as of December 31, 1999.

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 7 -    CONVERTIBLE DEBENTURES

            Convertible debentures consisted of six notes payable totaling $350,000 bearing interest at 12% per annum payable on December 1, 2000, which were sold by the Company to non-related third parties as of December 1, 1999. These debentures are convertible into shares of the Company's Class A Common Stock at the option of the holder by dividing the outstanding principal and interest by the conversion price which shall equal 50% of the average bid price during the 20 trading days before the conversion date. The convertible debentures are subject to default if the Company has not registered its shares under a regulation offering within 150 days of the effective date of the debentures (also see Note 1(m)).

NOTE 8 -    COMMITMENTS AND CONTINGENCIES

            a) The Company's future minimum annual aggregate rental payments required under operating that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                   December 31,
                   2000                                       $   51,000
                   2001                                           44,800
                                                             -----------
                     Total                                    $   95,800
                                                              ==========

            Rent expense under operating leases for the year ended December 31, 1999 and 1998 was $70,185 and $1,000, respectively.

            b) The Company is committed to a monthly lease agreement for their office currently utilized as the corporate headquarters. Monthly lease payments total $1,450.

            c) During May 1999, the Company entered into a five year employment agreement with its majority shareholder (the "Executive"). He will serve as the Company's Chairman of the Board and its Chief Executive Officer for a term of five years. As consideration, the Company agrees to pay the Executive a sum of $180,000 the first year with a 10% increase every year thereafter.

            d) In connection with the Reorganization Agreement, the Company entered into a five-year consulting agreement with one of Visual's Directors (the "Director"). The agreement provides that the Director will devote his part-time efforts to:

                  o coordinating investor and public relations, including working with investment bankers in connection with public or private equity or debt funding ventures;

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 8 -    COMMITMENTS AND CONTINGENCIES (Continued)

                  o facilitating the preparation and filing of a Form 10 or Form 10-SB registration statement with the Securities and Exchange Commission (the "SEC"),

                  o the subsequent preparation and filing of periodic reports with the SEC;

                  o seeking and evaluating potential business or product line acquisitions;

                  o seeking potential sources of debt or equity financing for the Company's business activities or growth; and

                  o monitoring, and reporting to management of the Company on a monthly basis of, the activities of each of the subsidiaries, if any, of the Company; and such other activities as shall be mutually agreed upon by the parties.

                  As compensation for his services, the Director shall receive a fee of $104,000 per year provided, however, that such fee shall be paid only from up to 10% of any equity or debt funds raised by the Company. If such funds are not available for payment of the consulting fee when due, such amount shall be accrued and paid by the Company as soon as such equity or debt funds are received by the Company. If any accrued consulting fees are outstanding at the termination of the Agreement, the Company will have no further obligation to pay the Consultant any accrued fees. As consideration for entering into the Consulting Agreement, the Director received 50,000 shares of common stock of a public company received by Visual in a Settlement Agreement dated March 5, 2000.

      e) On June 2, 1999, subsequently amended January 11, 2000, the Company entered into a three-year employment agreement, expiring on May 31, 2002, with an employee. As compensation, such employee will receive a base salary and

                  1) options to purchase 140,000 shares of the Company's Class A common stock; and

                  2)    250,000 shares of the Company's Class A common stock.

      f) The Company is a party to a lawsuit initiated by an individual on November 1, 1999 relating to an investment made into an entity called IVS Corp. ("IVS"). This investment was made between the years 1994 and 1996. IVS was incorporated in 1993 and ceased operations in November, 1997. The majority shareholder of IVS is the majority shareholder and CEO of the Company. The Company believes this lawsuit should not

                                IVOICE.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 9  -   COMMON STOCK

               exceed $4,800,000 and accordingly has established a reserve in accounts payable and accrued expenses. The Company settled this lawsuit during March 2000 (also see Note 12).

            The company has two issuances of common stock:

            a)    Class A Common Stock
                  Class A common stock consists of 75,000,000 shares of authorized common stock with a par value of $.01. Class A stock has voting rights of 1:1 and as of December 31, 1999 and 1998, 54,083,663 and 10,000,000 were issued and outstanding, respectively.

                  Each holder of Class A Common stock is entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. As of December 31, 1999 and 1998, the Company has not paid any dividends on its Common Stock.

            b)    Class B Common Stock
                  Class B Common Stock consists of 700,000 shares of authorized common stock with no intrinsic value. Class B stock has voting rights of 100 to 1 with respect to Class A Common Stock. As of December 31, 1999 and 1998, 700,000 and 400,000 were issued and outstanding, respectively (see Note 2). Class B common stockholders are not entitled to receive dividends (see Note
                  12h).

   NOTE 10 -   STOCK OPTIONS

            During 1997, the Company issued the following options:

            a) On December 15, 1997, issued options to purchase 75,866 shares of Class A common stock at $.12, which expired on December 15, 1999.

            During 1998, the Company issued various options as follows:

            b) On January 1, 1998, issued options to purchase 400,000 shares of Class A common stock, at an average exercise price of $1.33 for services, with expiration on January 1, 2001.

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998



   NOTE 10 -   STOCK OPTIONS (Continued)

            c) On July 13, 1998, issued options to purchase 50,000 shares of Class A common stock at $.10 per share expiring in 12 months (expired).

            d) On July 14, 1998, issued options to purchase 195,185 shares of Class A common stock at $.1035 for investment banking services, exercisable within three years (see note 10).

            e) On October 5, 1998, issued options to purchase 1,000,000 shares of Class A common stock at $.03 (exercised).

            f) On November 23, 1998, issued options to purchase 300,000 shares of Class A common stock at $.05 (exercised).

            g) On December 22, 1998, issued options to purchase 10,000 shares of Class A common stock at $.10 for investment banking services.

            During 1999, the Company issued various options as follows:

            h) On January 5, 1999, issued options to purchase 10,000 share of Class A common stock at $.12 per share expiring in five years.

            i) On January 21, 1999, issued options to purchase 10,000 shares of Class A common stock at $.107 per share expiring in five years.

            j) On February 5, 1999, issued options to purchase 10,000 shares of Class A common stock at $.107 per share expiring in five years.

            k) On March 17, 1999, issued options to purchase 10,000 shares of Class A common stock at $.107 per share expiring in five years.

            l) On April 6, 1999, issued options to purchase 10,000 shares of Class A common stock at $.107 per share expiring in five years.

            m) On May 14, 1999, the Company issued an option to purchase 9,000,000 shares of Class A Common Stock at $.033 per share expiring in five years.

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 10 -   STOCK OPTIONS (Continued)

            Options outstanding, except options under employee stock option plan are as follows as of December 31,1999:

               Expiration Date                   Exercise Price    Shares
               ---------------                   --------------    ------
            a) December 15, 1999 (Expired)            .1200       75,866
            c) July 13, 1999 (Expired)                .1000       50,000
            d) July 14, 2001                          .1035      195,185
            b) January 1, 2001                        .3100      100,000
            b) January 1, 2001                       1.0000      100,000
            b) January 1, 2001                       2.0000      200,000
            g) December 22, 2003                      .1000       10,000
            h-l)January - April 2004                  .1096       50,000
                                                                --------
                                                                 781,051
            n)    Employee Stock Option Plan
                  During the year ended December 31, 1999, the Company adopted the Employee Stock Option Plan (the "Plan") in order to attract and retain qualified personnel. Under the Plan, the Board of Directors (the "Board"), in its discretion may grant stock options (either incentive or non-qualified stock options) to officers and employees to purchase the company's common stock at no less than 85% of the market price on the date the option is granted. Options generally vest over four years and have a maximum term of five to ten years. During the year ended December 31, 1999, 20,000,000 shares were reserved for future issuance under the plan of which 9,490,000 shares were granted subsequent to the adoption as detailed below:

               Optionee                Date             # Shares        Price
               --------                ----             --------        -----
            Joel Beagleman           05/14/99          9,000,000        0.033
            Leo Pudlo                06/15/99            140,000        0.350
            Carolyn Mikuski          08/02/99             10,000        0.290
            Arlene Wiko              08/02/99              5,000        0.290
            Peter Spohrer            08/02/99             20,000        0.290
            Randy Gerber             08/02/99              5,000        0.290
            David B. Alberding       09/07/99             20,000        0.210
            Robert Weist             08/02/99             20,000        0.290
            Greg M. Shanken          10/15/99             20,000        0.160
            John Bianco              11/08/99            100,000        0.165
            John Bianco              11/08/99            150,000        0.210
            Derek Rowe               12/27/99             20,000        0.350
                                                       ----------
                                                       9,510,000
                                                       =========

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 10 -   STOCK OPTIONS (Continued)

            The Company has adopted only the disclosure provisions of SFAS No.
            123. It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employess", and its related interpretations in accounting for its plan. It does not recognize compensation expense for its stock-based compensation plan other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would be increased to the proforma amounts indicated below:

                                                      For The Year Ended,
                                                         December 31,
                                                         ------------
                                                     1999             1998
                                                  ----------       --------
            Net Loss
               As Reported                       $(1,662,702)    $        --
                                                 ===========     ===========
               Proforma                          $(1,945,123)    $        --
                                                 ===========     ===========

            Basic Loss Per Share
               As Reported                       $   (.026)      $        --
                                                 ===========     ===========
               Proforma                          $   (.031)      $        --
                                                 ===========     ===========

            These proforma amounts may not be representative of future disclosures because they do not take into effect proforma compensation expense related to grants made before 1997. The fair value of these options were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 1999 and 1998: dividend yield of 0%; expected volatility of 320%; risk-free interest rates of 5.84%; and expected life of 3.0 years.

            The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                               IVOICE.COM, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 10 -      STOCK OPTIONS (Continued)

The following summarizes the stock option and warrant transactions:

                                            Weighted      Other       Weighted
                                 Employee    Average     Options       Average
                              Stock Options Exercise       and        Exercise
                               Outstanding    Price      Warrants       Price

Balance, December 31, 1997              --   $  --         75,866    $   0.12
  Granted                               --   $  --      1,955,185    $   0.06
  Exercised                             --   $  --     (1,300,000)       0.03
  Canceled                              --   $  --             --          --
                                 ---------   -----        -------    --------

Balance, December 31, 1998              --   $  --        731,051    $   0.12
  Granted                        9,510,000   $.033         50,000    $   0.11
                                 =========   =====        =======    ========
  Exercised                             --   $  --             --    $     --
  Canceled                              --   $  --       (125,866)   $   0.11
                                 ---------   -----        -------    --------

Balance, December 31, 1999       9,510,000   $.033        655,185    $   0.12
                                 =========   =====        =======    ========

Outstanding and Exercisable,
 December 31, 1998                      --   $  --        731,051    $   0.12
                                 =========   =====        =======    ========

Outstanding and Exercisable,
 December 31, 1999               9,000,000   $.033        655,185    $   0.12
                                 =========   =====        =======    ========

            The weighted average remaining contractual lives of the employee stock options is 2.5 years at December 31, 1999.

NOTE 11 -   NON-RECURRING EXPENSES

            Non-recurring expenses consisted of the following for the year ended December 31, 1999:

            a)    Legal Settlements              $ 4,800,000
            b)    Merger Costs                       228,000
                                                -----------
                  Total non-recurring expenses   $ 5,028,000
                                                 ===========

            a) The Company recognized $4,800,000 of expenses relating to legal settlements. During February 2000, the Company settled a lawsuit and agreed to pay $300,000 in cash and issue 2,000,000 shares of its Class A restricted common stock valued at $4,500,000 (see Note 12b).

                                IVOICE.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 11 -   NON-RECURRING EXPENSES (Continued)

            b) In connection with the Reorganization Agreement, a consulting company received 2,000,000 shares of the Company's Class A common stock, valued at .114 per share or $228,000 for services performed. These shares were for services performed during the merger (see Note 2).

NOTE 12 -   SUBSEQUENT EVENTS

            a) On March 27, 2000, the Company entered into a definitive agreement to acquire MaiSoft, Inc. ("MaiSoft"). MaiSoft possesses unified messaging technology which will be integrated with the Company's present technology. The terms of the agreement specify that the Company will pay $1,000,000 in cash and issue 2,400,000 shares of its class A common stock in exchange for certain assets of Maisoft. The agreement is subject to a repricing mechanism after one year based upon certain levels of the Company's common stock price. As of the date of this report, this transaction has not closed and it is less than probable that this transaction will close.

            b)    During February 2000, the Company settled a lawsuit (see Note
                  8F). As settlement, the Company paid $300,000 in cash and issued 2,000,000 shares of its Class A restricted common stock valued at $4,500,000.

            c) During March 2000, the Company increased its authorized shares of its Class A common stock from 75,000,000 to 150,000,000.

            d) During March 2000, 195,185 of outstanding stock options were exercised.

            e) During January, February and March 2000, the Company issued four additional 12% secured convertible debentures due December 1, 2000, totaling $150,000.

            f) On April 21, 2000, the Company executed an agreement and plan of reorganization with ThirdCAI, Inc. ("ThirdCAI"), a fully reporting holding company. The agreement stipulates that ThirdCAI and the Company would be merged and the Company would be the surviving entity. The Company will issue 50,000 shares for all outstanding shares of ThirdCAI. A finders fee of $150,000 is also payable in relation to the agreement

            g) On April 19, 2000, the Company entered into a letter of intent with an investment banking firm to issue a minimum of $1,000,000 and a maximum of $5,000,000 of 6% convertible debentures, due in one year, on a "best efforts" basis, as follows:

            i)    $1,000,000 to $2,500,000 funded by May 10, 2000; and

                                IVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 12 -   SUBSEQUENT EVENTS (Continued)

                        ii)   $1,000,000 to $2,500,000 funded within 60 days of
                              the initial closing on May 10, 2000.

                  The debentures are convertible at the lessor of :

                        (a) 50% discount of the lowest closing bid price from April 18, 2000 until the date of the initial closing; or

                        (b) a 50% discount, utilizing a twenty (20) day average closing bid price to the market price at the time of conversion for the first $2,500,000 raise. The second $2,500,000 raise will be convertible at a 50% discount, utilizing a twenty
                              (20) day average closing bid price to the market price at the time of conversion. The Debenture may be converted at any time and must be converted within one year from the date of an effective registration.

                  The debentures and underlying securities shall be registered by an appropriate registration statement filed no later than sixty (60) days from the date of the initial closing of this offering.

            h) On April 24, 2000, the Company filed to amend its Articles of Incorporation to state that Class B common stock is convertible into its Class A common stock at a conversion rate of one share of Class B common stock for one hundred shares of Class A common stock. The conversion ratio is in relation to the voting ratio.

            i) On April 24, 2000, the Company terminated its agreement with their former investment banking firm. The Company has agreed to issue shares of its restricted Class A common stock as settlement for all obligations relating to their agreement. This settlement is not yet finalized.

            j) On March 21, 2000, 9,000,000 stock options were exercised to purchase 9,000,000 shares of the Company's Class A common stock at a strike price of $.033 (see Note 10m).

            k) During April 2000, the Company issued 37,500 shares of its Class A common stock for services rendered to two non-related individuals. These services were valued at the closing market price of the Company's Class A common stock on the date of issuance which approximated $72,000.

            l) During April 2000, the Company sold 1,750,000 shares of its Class A commons stock for approximately $750,000.

            m) On April 24, 2000, the Company entered into discussions to issue 100,000 shares of its Class A common stock to the 12% convertible debenture holders, to extend the default term of the debentures for a period of six months.

                                 IVOICE.COM, INC.
                                 BALANCE SHEETS
                               SEPTEMBER 30, 2000
                                   (Unaudited)

    ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                  $   123,381
  Accounts receivable, net of allowance for
   doubtful accounts of $25,000                                  236,248
  Inventory                                                       18,875
  Prepaid expenses and other current assets                      105,186
  Debt issue costs                                               111,291
                                                             -----------
   Total current assets                                          594,981

PROPERTY AND EQUIPMENT, net of accumulated
 depreciation of $37,714                                         148,331

OTHER ASSETS
  Software license costs, net of accumulated
   amortization of $136,000                                      408,000
  Deposits and other assets                                       13,900
  Goodwill, net of accumulated amortization of $4,635            227,401
                                                             -----------
    Total other assets                                           649,301
                                                             -----------

    TOTAL ASSETS                                             $ 1,392,613
                                                             ===========

    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
   Accounts payable and accrued expenses                     $   382,292
   Obligations under capital leases - current                     26,879
   Due to related parties                                        417,798
   Convertible debentures                                        500,000
                                                             -----------
     Total current liabilities                                 1,326,969
                                                             -----------

LONG-TERM DEBT
   Obligation under Capital leases - non-current                  56,602
                                                             -----------
     Total liabilities                                         1,383,571
                                                             -----------

COMMITMENTS AND CONTINGENCIES                                          -

STOCKHOLDERS' DEFICIENCY
   Common stock, series A - par value $.01; authorized
   150,000,000 shares, 100,822,428 issued and outstanding      1,008,224
   Common stock, series B - no par value; authorized
   700,000 shares;  700,000 shares issued; 364,000
   shares outstanding                                                 37
   Additional paid in capital                                  7,175,821
Accumulated deficit                                           (8,175,040)
                                                             -----------
     Total stockholders' deficiency                                9,042
                                                             -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY          $ 1,392,613
                                                             ===========

    The accompanying notes are an integral part of the financial statement.


                               IVOICE.COM, INC.
                     STATEMENTS OF OPERATIONS (UNAUDITED)


                                             For the Three Months Ended      For the Nine Months Ended
                                                    September 30,                   September 30,
                                               2000            1999           2000            1999
                                               ----            ----           ----            ----

SALES, net                                  $   175,343    $   169,099    $   677,062    $   379,420

COST OF SALES                                    70,663         73,521        232,465        194,320
                                            -----------    -----------    -----------    -----------
GROSS PROFIT                                    104,680         95,578        444,597        185,100
                                            -----------    -----------    -----------    -----------
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES
   Selling expenses                              69,960         22,362        323,734         42,934
   General and administrative expenses          407,501        435,919      1,305,976        627,508
   Research and development                     152,011           --          260,620           --
   Non-recurring expenses                          --          228,000           --          228,000
   Bad debt expense                              16,652         10,625         39,152         31,875
   Depreciation and amortization                 39,999         26,403        106,113         27,998
                                            -----------    -----------    -----------    -----------
Total selling, general and administrative
  expenses                                      686,123        723,309      2,035,595        958,315
                                            -----------    -----------    -----------    -----------

LOSS FROM OPERATIONS                           (581,443)      (627,731)    (1,590,998)      (773,215)

OTHER EXPENSE
   Interest expense                             170,767           --          491,986           --
                                            -----------    -----------    -----------    -----------
Total other expenses                            170,767           --          491,986           --
                                            -----------    -----------    -----------    -----------

LOSS BEFORE INCOME TAXES                       (752,210)     ( 627,731)    (2,082,984)      (773,215)

PROVISION FOR INCOME TAXES                         --             --             --             --
                                            -----------    -----------    -----------    -----------
NET LOSS                                    $  (752,210)   $  (627,731)   $(2,082,984)   $  (773,215)
                                            ===========    ===========    ===========    ===========
NET LOSS PER COMMON SHARE
   Basic                                    $(     0.01)   $(     0.01)   $(     0.03)   $(     0.03)
                                            ===========    ===========    ===========    ===========
   Diluted                                  $(     0.01)   $     (0.01)   $(     0.03)   $(     0.03)
                                            ===========    ===========    ===========    ===========


    The accompanying notes are an integral part of the financial statement.


                                IVOICE.COM, INC.
                      STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                For the Nine Months Ended
                                                                      September  30,
                                                                  2000            1999
                                                                  ----            ----

CASH FLOW FROM OPERATING ACTIVITIES
  Net loss                                                  $ (2,082,984)   $(  773,215)
  Adjustments to reconcile net loss to net
   cash used in operating activities
  Depreciation and amortization                                  106,113         30,392
  Bad debt expense                                                39,152         31,875
  Amortization of debt issue costs                               432,750              -
  Common stock issued for consulting services                    382,619        288,000
  Common stock issued for compensation                            69,938              -
  Stock options issued as compensation                                 -        256,500
  Changes in certain assets and liabilities:
        Accounts receivable                                   (  243,674)    (   92,271)
        Inventory                                             (    8,735)    (    2,500)
        Accounts payable and accrued liabilities                 200,538     (   96,039)
Legal settlement payable                                      (  300,000)             -
Other assets                                                  (   66,986)       115,763
                                                             -----------     ----------
Total cash used in operating activities                       (1,471,269)    (  241,495)
                                                             -----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                          (  112,801)    (    1,189)
  Purchase of goodwill                                        (  152,355)             -
                                                            ------------     ----------
Total cash used in investing activities                       (  265,156)    (    1,189)
                                                            ------------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                                       746,000        241,127
  Proceeds from exercise of options on common stock              319,166              -
  Proceeds from officer loans                                    396,798              -
   Prepaid offering and debt issue costs                      (   31,500)             -
  Increase in borrowing under capital lease obligations           92,895              -
  Repayment of notes payable                                  (    9,414)             -
  Sale of convertible debentures                                 150,000              -
                                                             -----------     ----------
Total cash provided by financing activities                    1,663,945        241,127
                                                             -----------     ----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                     (   72,480)     (   1,557)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                  195,861         71,328
                                                             -----------    -----------
CASH AND CASH EQUIVALENTS - END OF PERIOD                    $   123,381    $    69,771
                                                             -----------    ===========
CASH PAID DURING THE PERIOD FOR:
  Interest expense                                           $     7,590    $         -
                                                             ===========    ===========
  Income taxes                                               $         -              -
                                                             ===========    ===========

    The accompanying notes are an integral part of the financial statement.

                                IVOICE.COM, INC.
                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000


SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

SEPTEMBER 30, 2000:
-------------------

a) During the nine months ended September 30, 2000, the Company converted a $4,500,000 legal settlement payable into 2,000,000 shares of its class A restricted common stock.

b) During the nine months ended September 30, 2000, the Company issued $150,000 of its 12% convertible debentures exercisable at a 50% conversion price. The 50% conversion discount totaling $150,000 was recorded as a prepaid debt issue cost and will be amortized over the life of the debt.

c) During the nine months ended September 30, 2000, the Company issued 578,820 shares of its restricted class A common stock for services valued at $415,972.

d) During the nine months ended September 30, 2000, 179,898 of options were exercised at the strike price of $0.1035 per share. These shares were exercised for $18,619 of services performed by the option holder.

e) During the nine months ended September 30, 2000, the Company issued 50,000 shares of its restricted class A common stock to Corporate Architects, Inc. with a value of $46,875 for the purchase of ThirdCAI, Inc.

f) During the nine months ended September 30, 2000, the Company issued 80,000 shares of its restricted class A common stock as compensation valued at $69,938.

SEPTEMBER 30, 1999:
-------------------

a) During the nine months ended September 30, 1999, the Company issued 2,630,000 shares of its restricted class A common stock for services valued at $288,000.


The accompanying notes are an integral part of the financial statement.

                                IVOICE.COM, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 2000

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Basis of Presentation
            ----------------------

            The information contained in the accompanying financial statements for the period ending September 30, 2000 is unaudited, but includes all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for the period.

            The Financial statements and notes are presented as permitted by Form 10-QSB, and do not contain certain information included in the Company's annual statements and notes. These financial statements should be read in conjunction with the Company's annual financial statement as reported on its Form 10-SB.

            The result of operations for the interim period is not necessarily indicative of the results to be expected for the full year.

            Earnings Per Share
            ------------------

            SFAS No. 128, "Earnings Per Share" requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS").

            The computation of basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The shares used in the computations are as follows:

                                Three Months Ended         Nine Months Ended
                                  September 30,               September 30,
                             -----------------------    -----------------------
                               2000         1999           2000         1999
                             ----------   ----------    ----------   ----------

       Basic and Diluted     99,201,830   52,453,827    79,057,659   30,715,767

                                IVOICE.COM, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 2000


NOTE 2 -    CONVERTIBLE DEBENTURES

            As of September 30, 2000, convertible debentures consisted of ten notes payable totaling $500,000 bearing interest at 12% per annum payable on December 1, 2000. These debentures are convertible into shares of the Company's Class A Common Stock at the option of the holder by dividing the outstanding principal and interest by the conversion price which shall equal 50% of the average bid price during the 20 trading days before the conversion date. We have been advised by several of the debenture holders that we have breached the following terms of the debentures: (a) Failure to register, on a timely basis, under the Securities Act of 1933, the shares issuable upon the conversion of the debentures, (b) Registering additional shares other than the shares issuable upon the conversion of the debentures, and (c) Failure to provide the debenture holders a perfected security interest in certain assets of the Company pursuant to a Security Agreement that was part of the debenture documentation.

NOTE 3 -    DUE TO RELATED PARTY

            During the period June 1 through June 8, 2000, Jerome R. Mahoney, our President and Chief Executive Officer, sold 971,000 shares of our common stock under Rule 144 of the Securities Act of 1933, as amended, realizing $396,798 of aggregate proceeds from these sales. On July 24, 2000, Mr. Mahoney loaned us these proceeds pursuant to a loan agreement in order to fund our working capital requirements.

            Under the terms of the loan agreement, we will repay Mr. Mahoney with a number of shares of common stock equal to the number of shares that he sold, plus an additional 262,170 shares of our common stock to reimburse Mr. Mahoney for the income tax he paid upon the sale of his shares of common stock, plus additional shares with a value equal to interest calculated at the prime rate.

            During the period August 24 through September 29, 2000, Mr. Mahoney sold a further 537,000 shares of our common stock under Rule 144 realizing $239,118 of aggregate proceeds from these sales. On November 7, 2000, Mr. Mahoney loaned to us these proceeds pursuant to a second loan agreement to fund our working capital requirements. Under the terms of the loan agreement, we will repay Mr. Mahoney with a number of shares of our common stock equal to the number of shares that he sold, plus an additional 144,990 common stock shares to reimburse him for the income tax he paid upon the sale of his shares, plus additional shares with a value equal to interest calculated at the prime rate.

            As of September 30, 2000 the total outstanding balance to Mr. Mahoney totaled $417,798.

                                IVOICE.COM, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 2000


NOTE 4 -    COMMITMENTS AND CONTINGENCIES

            On May 17, 2000, the Company was de-listed from the Over-the-Counter Bulletin Board (OTCBB) Market System for failure to comply with the Eligibility Rule adopted by the National Association of Securities Dealers (NASD) and approved by the Securities and Exchange Commission (SEC) on January 5, 1999. This rule permits only those companies that report their current financial information to the SEC, banking or insurance regulators to be quoted on the OTCBB. On September 27, 2000 the Company the cleared the review and comment process with the Securities and Exchange Commission (SEC) and is now a fully reporting entity under Section 12 of the Securities Exchange Act of 1934. Therefore, on October 6, 2000, the Company's common shares were re-listed on the OTCBB market system.

            In April 2000, the Company entered into a non-cancelable lease commitment for office furniture and equipment for its Matawan, New Jersey facility. The lease calls for 36 equal monthly payments of $2,150.69 plus applicable state sales taxes. The lease, payable to JDR Capital Corporation, has a $1 purchase option and imputed interest rate of 20.78%.

            In June 2000, the Company entered into a non-cancelable lease commitment for computer equipment for its Matawan, New Jersey facility. The lease calls for 36 equal monthly payments of $1,366.87, which includes applicable state sales taxes. The lease, payable to Fisher-Anderson, LLC, has a $1 purchase option an imputed interest rate of 22.31%.

NOTE 5 -    COMMON STOCK

            The Company issuance of common stock for the nine months ended September 30, 2000 is as follows:

            a)    Class A Common Stock
                  --------------------

                  Class A common stock consists of the following as of September 30, 2000: 150,000,000 shares of authorized common stock with a par value of $.01. Class A stock has voting rights of 1:1 and as of September 30, 2000, 100,822,428 shares were issued and outstanding.

                  Each holder of Class A Common stock is entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company has never paid any dividends on its Common Stock.

                  For the nine months ended September 30, 2000, the Company issued 578,820 shares of its Class A common stock for services rendered.

                  During April 2000, the Company sold 1,240,047 shares of its Class A common stock for approximately $750,000.

                                IVOICE.COM, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 2000


NOTE 5 -    COMMON STOCK (Continued)

            a)    Class A Common Stock (continued)
                  --------------------------------

                  For the nine months ended September 30, 2000, the Company issued 80,000 shares of its Class A common stock to its officers as compensation.

                  Each holder of Class A Common stock is entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company has never paid any dividends on its Common Stock.

                  For the nine months ended September 30, 2000, the Company issued 578,820 shares of its Class A common stock for services rendered.

                  During April 2000, the Company sold 1,240,047 shares of its Class A common stock for approximately $750,000.

                  For the nine months ended September 30, 2000, options were exercised for 9,179,898 shares of Class A common stock.

                  During the nine months ended September 30, 2000, the Company issued 50,000 shares of its restricted class A common stock to Corporate Architects, Inc. for the purchase of ThirdCAI, Inc.

                  For the nine months ended September 30, 2000, the Company issued 2,000,000 shares of Class A common stock for legal settlements.

                  On May 2, 2000, 306,000 shares of class B common stock was converted to Class A common stock at a ratio of 100 to 1.

                  On August 21, 2000, an additional 30,000 shares of class B common stock were converted to Class A common stock at a ratio of 100 to 1. As of September 30, 2000, a total of 33,600,000 shares of Class A common stock were issued upon conversion of class B common stock.

                                IVOICE.COM, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 2000


NOTE 5 -    COMMON STOCK (Continued)

            b)    Class B Common Stock
                  --------------------

                  Class B Common Stock consists of 700,000 shares of authorized common stock with no intrinsic value. Class B stock has voting rights of 100 to 1 with respect to Class A Common Stock. As of September 30, 2000, 700,000 shares were issued; and 364,000 shares were outstanding. Class B common stockholders are not entitled to receive dividends.

      No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

                                48,800,000 SHARES


                                IVOICE.COM, INC.


                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                NOVEMBER 17, 2000